Exhibit 99.1

WOORI FINANCE HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

AND INDEPENDENT ACCOUNTANT’S REVIEW REPORT

Audit•Tax•Consulting•Financial Advisory

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

Report on the consolidated financial statements

We have reviewed the accompanying consolidated financial statements of Woori Finance Holdings Co., Ltd. and its subsidiaries (the “Group”). The financial statements consist of the consolidated statements of financial position as of March 31, 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

The Group’s management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements of the Group are not presently fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Others

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the consolidated statement of financial position of the Group as of December 31, 2011 and the related consolidated statement of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) and in our report dated March 21, 2012, we expressed an unqualified opinion on those consolidated financial statements. The accompanying statement of financial position as of December 31, 2011, which is comparatively presented in the accompanying consolidated financial statement, does not differ in material respects from such audited consolidated statement of financial position.

May 25, 2012

Notice to Readers

This report is effective as of May 25, 2012, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying financial consolidated statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of the Group.

Pal Seung Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

	March 31, 2012	December 31, 2011
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	5,858,444	6,417,123
Financial assets at fair value through profit or loss (Notes 6,7,11,25 and 26)	24,852,039	25,600,231
Available-for-sale financial assets (Notes 8,11,17 and 44)	20,288,937	19,671,924
Held-to-maturity financial assets (Notes 9 and 11)	19,826,651	20,036,128
Loans and receivables (Notes 6,10,11,17,31,43 and 44)	242,328,543	235,159,956
Investments in jointly controlled entities and associates (Note 12)	872,112	928,233
Investment properties (Notes 13 and 16)	498,720	498,999
Premises and equipment (Notes 14,16 and 17)	3,146,363	3,134,472
Intangible assets and goodwill (Note 15)	434,629	447,891
Current tax assets (Note 40)	25,770	56,570
Deferred tax assets (Note 40)	81,452	79,980
Derivative assets (Notes 11 and 25)	317,113	326,840
Assets held for sale (Note 16)	62,274	56,243
Other assets (Notes 18 and 44)	453,599	377,059

Total assets	319,046,646	312,791,649

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 11,19,25 and 26)	10,319,176	9,621,546
Deposits due to customers (Notes 11,20 and 44)	199,817,521	195,930,482
Borrowings (Notes 11 and 21)	33,676,630	34,666,709
Debentures (Notes 11 and 21)	28,140,552	29,265,833
Provision (Note 22)	960,060	892,308
Retirement benefit obligation (Note 23)	150,998	119,704
Current tax liabilities (Note 40)	385,259	274,257
Deferred tax liabilities (Note 40)	207,908	260,431
Derivative liabilities (Notes 11 and 25)	31,547	33,493
Other financial liabilities (Notes 11,24,43 and 44)	22,209,975	19,083,709
Other liabilities (Notes 24 and 44)	563,539	569,783

Total liabilities	296,463,165	290,718,255

EQUITY
Owners’ equity:	18,025,767	17,523,998
Capital stock (Note 27)	4,030,077	4,030,077
Hybrid securities (Note 28)	498,407	309,010
Capital surplus (Note 27)	175,247	175,768
Other equity (Note 29)	461,636	586,421
Retained earnings (Note 30)	12,860,400	12,422,722
Non-controlling interests	4,557,714	4,549,396

Total equity	22,583,481	22,073,394

Total liabilities and equity	319,046,646	312,791,649

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

	2012	2011
	(Korean Won in millions, except per share data)
Net interest income (Notes 33 and 44)	1,862,073	1,733,330
Interest income	3,844,323	3,557,502
Interest expense	1,982,250	1,824,172

Net fees and commissions income (Notes 34 and 44)	273,340	313,317

Fees and commissions income	427,538	432,206
Fees and commissions expense	154,198	118,889

Dividends (Note 35)	70,945	88,857
Gain (loss) on financial assets at FVTPL (Note 36)	(23,164)	51,970
Gain on available-for-sale financial assets (Note 37)	276,012	14,423
Impairment loss on credit loss (Note 38)	433,726	452,560
Other net operating expenses (Notes 39 and 44)	(1,103,339)	(946,662)

Operating income	922,141	802,675
Share of profits of jointly controlled entities and associates (Note 12)	18,684	45,847

Net income before income tax expense	940,825	848,522
Income tax expense (Note 40)	226,461	213,214

Net income	714,364	635,308

Net income attributable to owners	645,024	502,616
Net income attributable to non-controlling interests	69,340	132,692

Other comprehensive income (loss), net of tax	(144,038)	437,390

Gain (loss) on available-for-sale financial assets	(133,114)	480,789
Share of other comprehensive gian (loss) of jointly controlled entities and associates	12,408	(20,673)
Loss on overseas business translation	(30,424)	(28,161)
Gain on valuation of cashflow hedge	7,092	5,435

Total comprehensive income	570,326	1,072,698

Comprehensive income attributable to owners	515,009	933,214
Comprehensive income attributable to non-controlling interests	55,317	139,484

Basic and diluted earnings per share (Note 41)	794	624

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

	Common stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2011	4,030,077	—	180,105	1,002,019	10,489,339	15,701,540	4,563,214	20,264,754
Net income	—	—	—	—	502,616	502,616	132,692	635,308
Dividends	—	—	—	—	(201,503)	(201,503)	(4,591)	(206,094)
Changes in treasury stocks of consolidated subsidiaries	—	—	(109)	—	—	(109)	(17,187)	(17,296)
Changes in other capital surplus	—	—	(287)	—	—	(287)	(112)	(399)
Variation of available-for-sale financial assets	—	—	—	472,156	—	472,156	8,633	480,789
Changes in equity of jointly controlled entities and associates	—	—	—	(20,309)	—	(20,309)	(364)	(20,673)
Foreign currency translation	—	—	—	(23,538)	—	(23,538)	(4,623)	(28,161)
Cashflow hedge	—	—	—	2,290	—	2,290	3,145	5,435
Changes in other equity	—	—	—	(10,020)	—	(10,020)	—	(10,020)
Changes in equity of non-controlling interests	—	—	—	—	—	—	(23,314)	(23,314)
Dividends to hybrid securities	—	—	—	—	—	—	(41,914)	(41,914)

March 31, 2011	4,030,077	—	179,709	1,422,598	10,790,452	16,422,836	4,615,579	21,038,415

January 1, 2012	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394
Net income	—	—	—	—	645,024	645,024	69,340	714,364
Dividends	—	—	—	—	(201,503)	(201,503)	(7,329)	(208,832)
Changes in capital surplus of consolidated subsidiaries	—	—	(521)	—	—	(521)	(287)	(808)
Variation of available-for-sale financial assets	—	—	—	(116,142)	—	(116,142)	(16,972)	(133,114)
Changes in equity of jointly controlled entities and associates	—	—	—	(4,178)	—	(4,178)	16,586	12,408
Foreign currency translation	—	—	—	(15,079)	—	(15,079)	(15,345)	(30,424)
Cashflow hedge	—	—	—	5,383	—	5,383	1,709	7,092
Changes in other equity	—	—	—	5,231	—	5,231	3,105	8,336
Other reclassification	—	—	—	—	(578)	(578)	—	(578)
Changes in equity of non-controlling interests	—	—	—	—	—	—	(8,060)	(8,060)
Dividends to hybrid securities	—	—	—	—	(5,265)	(5,265)	(34,429)	(39,694)
Issue of hybrid securities	—	189,397	—	—	—	189,397	—	189,397

March 31, 2012	4,030,077	498,407	175,247	461,636	12,860,400	18,025,767	4,557,714	22,583,481

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

	2012	2011
	(Korean Won in millions)
Cash flows from operating activities:
Net income	714,364	635,308
Adjustments:
Income tax expense	226,461	213,214
Interest income	(3,844,323)	(3,557,502)
Interest expense	1,982,250	1,824,172
Dividend income	(70,945)	(88,857)
Impairment loss on credit loss	433,726	452,560
Loss on disposal of investments in jointly controlled entities and associates	18,079	—
Depreciation and amortization	73,611	67,507
Loss on disposal of premises and equipment and other assets	1,054	1,163
Impairment loss of premises and equipment and other assets	6,157	964
Loss on transaction of derivatives	178	1,984
Loss on valuation of derivatives	22,827	24,324
Loss on fair value hedged items	3,982	2,530
Provisions	46,078	7,296
Retirement benefits	61,995	41,751
Loss on valuation of investments in jointly controlled entities and associates	1,333	—
Loss on foreign exchange translation	6,037	7,213
Gain on disposal of available-for-sale financial assets	(276,012)	(14,423)
Gain on disposal of investments in jointly controlled entities and associates	(3,071)	(33,289)
Gain on disposal of premises and equipment and other assets	(459)	(3,459)
Reversal of impairment loss of premises and equipment and other assets	(2,015)	(2,315)
Gain on transaction of derivatives	(1)	—
Gain on valuation of derivatives	(3,739)	(8,080)
Gain on fair value hedged items	(20,649)	(19,448)
Reversal of provisions	(3,345)	(8,621)
Gain on valuation of investments in jointly controlled entities and associates	(20,017)	(45,847)
Gain on foreign exchange translation	(3,651)	(2,831)
Changes in operating assets and liabilities:
Decrease in financial assets at fair value through profit or loss	1,444,020	222,975
Increase in loans and receivables	(4,495,778)	(12,789,001)
Increase in other assets	(3,199,155)	(3,371,488)
Net increase in deposits due to customers	3,888,487	5,138,721
Decrease in provision for guarantee and unused commitment	(3,988)	(5,447)
Decrease in retirement benefit obligation	(30,701)	(4,398)
Increase in other financial liabilities	3,415,294	9,714,595
Increase in other liabilities	5,590	161,750
Cash received from (paid for) operating activities:
Interest revenue received	3,871,110	3,562,298
Interest expense paid	(2,294,628)	(1,889,704)
Dividends received	62,562	76,905
Income tax paid	(101,984)	(76,969)

Net cash provided by operating activities	1,910,734	235,551

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

	Korean Won
	2012	2011
	(in millions)
Cash flows from investing activities:
Disposal of available-for-sale financial assets	2,824,121	4,210,421
Disposal of held-to-maturity financial assets	2,996,278	2,447,261
Disposal of investments in jointly controlled entities and associates	118,851	155,162
Disposal of investment properties	—	126,446
Disposal of premises and equipment	8,757	72,057
Disposal of intangible assets	25	3,992
Disposal of assets held for sale	2,743	34,438
Acquisition of available-for-sale financial assets	(3,250,888)	(3,715,707)
Acquisition of held-to-maturity financial assets	(2,850,467)	(3,478,154)
Acquisition of investment in jointly controlled entities and associates	(60,275)	(46,330)
Acquisition of investment properties	(12)	(441)
Acquisition of premises and equipment	(70,929)	(110,999)
Acquisition of intangible assets	(16,035)	(167,186)

Net cash used in investing activities	(297,831)	(469,040)

Cash flows from financing activities:
Issue of borrowings	14,701,736	19,955,708
Issue of debentures	2,513,860	2,436,378
Issue of hybrid securities	189,397	—
Net increase in hedging derivatives	—	1,992
Repayment of borrowings	(15,691,251)	(19,606,032)
Repayment of debentures	(3,597,952)	(1,723,709)
Dividends paid	(201,503)	(201,503)
Net decrease in hedging derivatives	(4,583)	—
Net decrease in non-controlling interests	(61,022)	(80,328)

Net cash provided by (used in) financing activities	(2,151,318)	782,506

Net increase (decrease) in cash and cash equivalents	(538,415)	549,017

Cash and cash equivalents, beginning of the year	6,417,123	4,871,109
Effects of exchange rate changes on cash and cash equivalents	(20,264)	(24,871)

Cash and cash equivalents, end of the period	5,858,444	5,395,255

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

1. General

(1) Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly known as Peace Bank of Korea which merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries including Woori Bank and 133 second-tier subsidiaries including Woori Credit Information Co., Ltd. as of March 31, 2012.

Upon incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share). As a result of several capital increases, exercise of warrants and conversion rights since incorporation, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued as of March 31, 2012. KDIC owns 459,198,609 shares out of total outstanding shares representing 56.97% ownership of the Company.

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2) The financial statements for the Company and its subsidiaries (the “Group”) includes the following subsidiaries (Unit: Korean Won in millions, USD in thousands, EUR in thousands, VND in millions, IDR in millions, RUB in millions):

			March 31, 2012		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Finance Holdings:
Woori Bank	3,829,800	Banking	765,956,580	100.0	765,956,580	100.0
Kyongnam Bank	290,300	"	58,050,037	100.0	58,050,037	100.0
Kwangju Bank	247,100	"	49,413,851	100.0	49,413,851	100.0
Woori FIS Co., Ltd.	4,500	System software development & maintenance	900,000	100.0	900,000	100.0
Woori F&I	70,000	Finance	14,000,000	100.0	14,000,000	100.0
Woori Investment & Securities (*1)	1,120,500	Securities investment	75,426,214	37.9	75,426,214	37.9
Woori Asset Management	33,300	Finance	6,662,000	100.0	6,662,000	100.0
Woori PE	30,000	"	6,000,000	100.0	6,000,000	100.0
Woori Financial	84,800	"	8,909,439	52.5	8,909,439	52.5
Woori FG Savings Bank	31,600	"	6,320,000	100.0	6,320,000	100.0

Woori Bank:
Woori Credit Information Co., Ltd.	5,000	Finance	1,008,000	100.0	1,008,000	100.0
Woori America Bank (*8)	USD 122,500	Banking	24,500,000	100.0	24,500,000	100.0
Woori Global Market Asia Limited (*8)	USD 50,000	"	39,000,000	100.0	39,000,000	100.0
Woori Bank (China) Limited (*8)	USD 308,810	"	—	100.0	—	100.0
ZAO Woori Bank (*8)	RUB 500	"	19,999,999	100.0	19,999,999	100.0
PT. Bank Woori Indonesia (*8)	IDR 170,000	Banking	1,618	95.2	1,618	95.2

			March 31, 2012		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Korea BTL Infrastructure Fund (*4)	499,300	Finance	99,868,053	100.0	93,393,568	100.0
Woori Fund Service Co., Ltd.	3,000	"	600,000	100.0	600,000	100.0
Kumho Trust 1st Co., Ltd. (*2)	50	Asset securitization	—	0.0	—	0.0
Asiana Saigon Inc. (*2)	10	"	—	0.0	—	0.0
An-Dong Raja 1st Co., Ltd. (*2)	50	"	—	0.0	—	0.0
Consus 8th Co., LLC (*2)	10	"	—	0.0	—	0.0
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd. (*2)	10	"	150	15.0	150	15.0
Woori IB Global Bond Co., Ltd. (*2)	50	"	—	0.0	—	0.0
IB Global 1st Inc. (*2)	10	"	—	0.0	—	0.0
Real DW Second Co., Ltd. (*2)	10	"	—	0.0	—	0.0
Hermes STX Co., Ltd. (*2)	10	"	—	0.0	—	0.0
BWL First Co., LLC (*2)	10	"	—	0.0	—	0.0
Woori Poongsan Co., Ltd. (*2)	10	"	—	0.0	—	0.0
Ocean Sand Co., Ltd. (*2)	10	"	—	0.0	—	0.0
Kyongnam Bank:
Consus 6th Co., LLC (*2)	10	"	—	0.0	—	0.0
Kwangju Bank:
Euro Quanto Second Inc. (*2)	10	"	—	0.0	—	0.0
Hybrid 1st Specialty Inc. (*2)	10	"	—	0.0	—	0.0
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd. (*2)	10	"	150	15.0	150	15.0
Woori F&I:
Woori AMC Co., Ltd.	4,000	Asset management	800,000	100.0	800,000	100.0
Woori F&I Seventh Asset Securitization Specialty	5,300	Asset securitization	105,300	100.0	105,300	100.0
Woori F&I Eighth Asset Securitization Specialty	100	"	19,600	100.0	19,600	100.0
Woori F&I Tenth Asset Securitization Specialty	4,100	"	48,020	100.0	48,020	100.0
Woori F&I Eleventh Asset Securitization Specialty	4,900	"	61,060	100.0	61,060	100.0
Woori F&I Thirteenth Asset Securitization Specialty	9,100	"	127,536	94.6	127,536	94.6
Woori SB Tenth Asset Securitization Specialty	25,200	"	410,711	50.0+ 1share	410,711	50.0+ 1share
Woori F&I Sixteenth Asset Securitization Specialty	5,200	"	103,620	100.0	103,620	100.0
Woori EA Third Asset Securitization Specialty	16,300	"	227,808	70.0	227,808	70.0
Woori EA Fourth Asset Securitization Specialty	1,300	"	185,920	70.0	185,920	70.0
Woori EA Fifth Asset Securitization Specialty	800	"	112,000	70.0	112,000	70.0
Woori F&I Seventeenth Asset Securitization Specialty	900	"	15,500	100.0	15,500	100.0
WR Loan Inc.	10	"	2,000	100.0	2,000	100.0
Woori EA Eighth Asset Securitization Specialty	1,800	"	18,105	51.0	18,105	51.0
WR Investment America, LLC(*8)	291,200	Administration of NPL	25,000,000	100.0	25,000,000	100.0
Woori F&I Eighteenth Asset Securitization Specialty	30	Asset securitization	5,600	100.0	5,600	100.0
Woori EA Tenth Asset Securitization Specialty	60	"	5,610	51.0	5,610	51.0
Woori F&I Nineteenth Asset Securitization Specialty	20	"	3,600	100.0	3,600	100.0
Woori F&I Twentieth Asset Securitization Specialty	60	Asset securitization	7,200	60.0	7,200	60.0

			March 31, 2012		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori F&I 21st Asset Securitization Specialty	30	"	6,400	100.0	6,400	100.0
Woori F&I 22nd Asset Securitization Specialty	20	"	4,200	60.0	4,200	60.0
Woori F&I 23rd Asset Securitization Specialty	4,000	"	12,800	100.0	12,800	100.0
Woori F&I 24th Asset Securitization Specialty	4,000	"	3,998	100.0	3,998	100.0
Woori F&I 25th Asset Securitization Specialty (*3)	30	"	5,000	100.0	—	—
Woori EA Twelfth Asset Securitization Specialty	10	"	26,600	70.0	26,600	70.0
Woori EA Thirteenth Asset Securitization Specialty	4,000	"	24,500	70.0	24,500	70.0
Woori EA Fourteenth Asset Securitization Specialty	4,000	"	16,800	70.0	16,800	70.0
Woori EA Fifteenth Asset Securitization Specialty (*3)	200	"	25,200	70.0	—	—
Woori Investment & Securities:
Woori Futures Co., Ltd.	25,000	Futures trading	5,000,000	100.0	5,000,000	100.0
Woori Investment Asia PTE, Ltd. (*8)	USD 50,000	Securities investments	50,000,000	100.0	50,000,000	100.0
Woori Absolute Asia Global Opportunity Fund (*8)	USD 1	"	44,700	100.0	44,700	100.0
LG Investments Holding B.V. (*8)	EUR 16,424	"	1,642,398,242	100.0	1,642,398,242	100.0
Woori Securities (H.K.) Ltd. (*8)	USD 22,500	Securities business	22,500,000	100.0	22,500,000	100.0
Connacht Capital Market Investment (*8)	USD 150	Securities investments	15,000,000	100.0	15,000,000	100.0
Woori Securities Int’l Ltd. (*8)	USD 5,788	"	5,788,000	100.0	5,788,000	100.0
Woori Securities America, Inc. (*8)	USD 0.003	"	300	100.0	300	100.0
Woori CBV Securities Corporation (*1)(*8)	VND135,000	Securities business	6,615,000	49.0	6,615,000	49.0
MARS First Private Equity Fund (*5)	2,100	Other financial business	1,116,000	52.9	18,000,000	52.9
MARS Second Private Equity Fund (*1)	282,000	"	25,066,666,670	8.9	25,066,666,670	8.9
Woori Absolute Partners PTE, Ltd. (*8)	USD 5,000	Securities investments	5,000,000	100.0	5,000,000	100.0
Woori Korindo Securities Indonesia (*8)	IDR 105,020	"	150,000,000	60.0	150,000,000	60.0
Woori Absolute Return Investment Strategies Fund(*8)	USD 0.3	"	30,000	100.0	30,000	100.0
KoFC Woori Growth Champ Private Equity Fund (*4)(*6)	56,300	Other financial business	15,819	27.3	15,351	27.3
Woori Investment advisory Co., Ltd.(Beijing) (*8)	USD 3,050	Securities investments	—	100.0	—	100.0
KAMCO Value Recreation 9th Securitization Specialty Co., Ltd. (*2)	10	Asset securitization	150	15.0	150	15.0
Woori Giant First Co., Ltd.	30,000	"	3,000,000	100.0	3,000,000	100.0
Woori PE:
Woori Private Equity Fund	231,600	Private Fund	136,112	61.0	136,112	61.0
Woori EL Co., Ltd.	10	"	1,010	100.0	1,010	100.0
MARS First:
MARS INS First, Ltd.	20	"	4,000	100.0	4,000	100.0
Woori Private Equity Fund:
Kumho Investment Bank (*1)	90,000	Finance	74,550,000	41.4	74,550,000	41.4
Kumho Investment Bank:
HUB 1st Co., Ltd. (*2)	50	Asset securitization	—	0.0	—	0.0
HUB 2nd Co., Ltd. (*2)	10	"	—	0.0	—	0.0
HUB 3rd Co., Ltd. (*2)	10	Asset securitization	—	0.0	—	0.0
Two Eagles KIB LLC (*7) (*8)	100	Other service business		100.0		100.0

			March 31, 2012		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori, Kyongnam, Kwangju Bank:
TY Second Asset Securitization Specialty (*2)	50	Asset securitization	—	0.0	—	0.0
Woori PE and Two Eagles KIB LLC:
Two Eagles LLC (*8)	200	"	—	55.0	—	55.0
Woori Private Equity Fund and My Asset Manhattan Private REIT 1st:
Sahn Eagles LLC(*8)	USD 80,000	Other financial business	52,523,601	65.6	52,523,601	65.6
Woori, Kyongnam, Kwangju Bank, Woori Investment & Securities and Kumho Investment Bank:
Woori Partner Plus Private Equity Securities 4th and 48 beneficiary certificates for the rest	—	Beneficiary certificates	—	—	—	—

(*1)	As the Group has controlling power over the entity so as to obtain benefits, the entity is included in the consolidation.
(*2)	Classified as a special purpose entity (“SPE”) and included in consolidation scope under Standing Interpretations Committee (“SIC”) -12 Consolidation—Special Purpose Entities, considering the activities of the SPE, decision-making powers, benefits and risks. In addition, principal and interest guaranteed trusts of Woori Bank, Kyongnam Bank, and Kwangju Bank are included in consolidation under SIC-12 Consolidation—Special Purpose Entities.
(*3)	During the three months ended March 31, 2012, Woori F&I acquired each 100% and 70% ownership interest of Woori F&I 25th Asset Securitization Specialty and Woori EA 15th Asset Securitization Specialty, respectively.
(*4)	The number of holding shares increased due to the paid-in capital increase during the three months ended March 31, 2012.
(*5)	The number of holding shares decreased due to the paid-in capital decrease during the three months ended March 31, 2012.
(*6)	KoFC Woori Growth Champ Private Equity Fund was included in the scope of consolidation as Woori Investment & Securities has controlling power as the a general partner of the fund.
(*7)	Consolidated financial information based on the financial statements as of December 31 2012 and there is no significant effect due to transactions and events from December 31, 2011 to March 31, 2012.
(*8)	All subsidiaries are located in Korea except for the following subsidiaries; 1) Woori America Bank, WR Investment America, LLC, Woori Investment Securities America, Inc., Two Eagles KIB LLC, Two Eagles LLC and Sahn Eagles LLC in America; 2) Woori Global Market Asia Limited , Woori Investment Securities (H.K.) Ltd. in Hong Kong; 3) Woori Bank (China) Limited, Woori Investment advisory Co. Ltd.(Beijing) in China; 4) ZAO Woori Bank in Russia; 5) PT. Bank Woori Indonesia, Woori Korindo Securities Indonesia in Indonesia; 6) Woori Investment Asia PTE. Ltd., Woori Absolute Partners PTE Ltd. in Singapore; 7) Woori Absolute Asia Global Opportunity Fund, Woori Absolute Return Investment Strategies Fund in Cayman Island; 8) LG Investments Holding B.V. (Amsterdam) GG in Netherland; 9) Connacht Capital Market Investment in Malaysia; 10) Woori Investment Securities Int’l Ltd. in United kingdom; and 11) Woori CBV Securities Corporation in Vietnam.

(3) Summarized financial information before elimination of intercompany accounts of subsidiaries whose financial information prepared under IFRS for the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

	March 31, 2012
	Assets	Liabilities	Operating revenue	Net income attributable to owners
Woori Bank	246,219,569	228,133,761	6,361,255	592,303
Kyongnam Bank	26,003,734	24,187,433	453,024	31,105
Kwangju Bank	18,658,861	17,426,085	277,188	43,735
Woori FIS Co., Ltd.	276,322	255,288	70,444	(4,787)
Woori F&I	1,386,169	1,136,507	43,717	14,922
Woori Investment & Securities	22,984,987	19,276,914	546,465	67,204
Woori Asset Management	77,856	14,205	8,966	805
Woori PE	1,542,179	1,475,162	64,173	273
Woori Financial	3,225,356	2,956,333	85,121	12,363
Woori FG Savings Bank	652,415	569,023	16,063	6,026

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income attributable to owners
Woori Bank	242,472,162	224,346,022	28,455,535	2,068,544
Kyongnam Bank	25,353,427	23,555,666	1,719,453	195,647
Kwangju Bank	18,030,369	16,813,501	1,137,243	136,328
Woori FIS Co., Ltd.	264,215	238,393	287,856	(3,480)
Woori F&I	1,371,031	1,114,343	172,100	43,145
Woori Investment & Securities	21,535,058	17,862,450	3,910,525	164,621
Woori Asset Management	80,020	17,174	32,111	1,462
Woori PE	1,575,969	1,505,636	382,597	651
Woori Financial	3,161,794	2,889,741	334,453	51,702
Woori FG Savings Bank	603,400	526,035	55,320	(32,352)

2. Significant Basis of Preparation and Accounting Policies

(1) Basis of presentation

The Group’s interim consolidated financial statements for the three months ended March 31, 2012 are prepared in accordance with K-IFRS 1034 Interim Financial Reporting. It is necessary to use the annual consolidated financial statements for the year ended December 31, 2011 for the understanding of the interim financial statements.

The accompanying financial statements are the Group’s consolidated financial statements in accordance with K-IFRS 1027 Consolidated and Separate Financial Statements.

Major accounting policies used for the preparation of the consolidated financial statements are stated below. Unless stated otherwise, the accounting policies have been applied consistently with the annual consolidated financial statements in order to prepare the consolidated financial statements for the three months ended March 31, 2012.

The Group has newly adopted the following new standards and interpretations that made changes in accounting policies.

Amendments to K-IFRS 1107 Disclosures – Transfers of Financial Assets

The amendments to K-IFRS 1107 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. Meanwhile, the amendments have no effect on both financial position as of March 31, 2012 and December 31, 2011 and net income for three months ended March 31, 2012 and 2011.

Amendments to K-IFRS 1012 Deferred Tax – Recovery of Underlying Assets

Under the amendments, investment properties that are measured using the fair value model in accordance with K-IFRS 1040 Investment Property and property and equipment that are measured using revaluation model in accordance with K-IFRS 1016 Property, plant and equipment, regardless of the measurement method of book value of non-depreciable property and equipment, are presumed to be recovered through sale for the purposes of measuring deferred taxes. The Company’s adoption of the amendments did not have any impact on its financial statements for the three months ended March 31 2011 and 2012.

Amendments to K-IFRS 2114 – Minimum Funding Requirements

Before the application of K-IFRS 2114, prepaid future minimum funding requirement contributions has not been recognized as an asset. The amendments permit the benefit of such prepayment to be recognised as an asset. The Company’s adoption of the amendments did not have any impact on its financial statements for the three months ended March 31 2011 and 2012.

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relates to elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019 and accelerate the recognition of past service costs. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013.

Enactment of K-IFRS 1113 – Fair Value Measurement

K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. K-IFRS 1113 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Group anticipates that the amendments and enactments listed above may not have significant impact on the Group’s financial statements.

(2) Reclassification

For the comparative purpose, the Group has reclassified the financial statements for the three months ended March 31, 2011. However, the reclassifications have no effect on the Group’s net assets as of March 31, 2011 and net income for the three months ended March 31, 2011.

1)	Reclassification of gain or loss on redemption of beneficiary certificates

The Group reclassified dividends from beneficiary certificates from interest income to dividends and gain or loss on disposal of beneficiary certificates from interest income to gain or loss on disposal of available-for-sale financial assets, respective for the three months ended March 31, 2011.

As a result, 31,038 million Won of net interest income decreased and 5,224 million Won of dividend income increased and 25,814 million Won of gain or loss on available-for-sale financial assets increased. There is no effect on net asset and net income of the Group due to this reclassification.

2)	Reclassification of cash and cash equivalents and deposits

The Group reclassified both unrestricted demand deposit and unrestricted deposit which has maturity within 3 months from acquisition, from deposits (loans and receivables) to cash and cash equivalents. As a result, deposits of 1,396,777 million Won, 1,648,957 million Won, and 2,119,799 million Won have decreased as of March 31, 2011, June 30, 2011, and September 30, 2011, respectively, and cash and cash equivalents of 1,396,777 million Won, 1,648,957 million Won, and 2,119,799 million Won have increased on the corresponding dates for each. There is no effect on net asset and net income of the Group due to this reclassification.

3. Significant Accounting Estimates and Assumptions

The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgment which the management made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the financial statements for the year ended December 31, 2011.

4. Risk Management

The Group’s operating activity is exposed to various financial risks; hence, the Group is required to analyze and assess the level of complex risks, determine the permissible level of risks and manage such risks.

The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as to how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting. The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as avoidance of concentration on capital at risk and establishment of acceptable level of risk limit.

(1) Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty and the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry and monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Loans and receivables:
Korean treasury and government agencies	13,762,393	13,761,594
Banks	18,187,937	12,921,330
Corporates	111,293,907	110,204,743
Consumers	99,084,306	98,272,289

Sub-total	242,328,543	235,159,956

Financial assets at FVTPL:
Gold banking assets	1,627	—
Debt securities held for trading	18,263,281	18,873,159
Designated at FVTPL	402,255	409,804
Derivative for trading	3,394,094	3,899,897

Sub-total	22,061,257	23,182,860

AFS debt securities	13,873,935	13,086,849
HTM securities	19,826,651	20,036,128
Derivative assets (hedging)	317,113	326,840
Off-balance sheet item:
Guarantees	27,185,180	26,702,154
Loan commitments	87,616,548	88,400,600

Sub-total	114,801,728	115,102,754

Total	413,209,227	406,895,387

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2012
	Korea	USA	UK	Japan	China	Others	Total
Loans and receivables	233,534,900	1,739,867	594,657	515,891	2,117,852	3,825,376	242,328,543
Financial assets at FVTPL	21,988,360	—	2,813	21	11,753	58,310	22,061,257
AFS debt securities	13,698,063	119,902	—	—	33,642	22,328	13,873,935
HTM securities	19,755,029	1,695	—	—	—	69,927	19,826,651
Derivative assets (hedging)	317,113	—	—	—	—	—	317,113
Off-balance sheet items	112,105,971	244,259	89,610	94,452	610,951	1,656,485	114,801,728

Total	401,399,436	2,105,723	687,080	610,364	2,774,198	5,632,426	413,209,227

	December 31, 2011
	Korea	USA	UK	Japan	China	Others	Total
Loans and receivables	225,621,567	1,748,898	814,148	535,055	2,282,712	4,157,576	235,159,956
Financial assets at FVTPL	23,069,879	—	1,366	—	9,893	101,722	23,182,860
AFS debt securities	12,955,152	81,030	—	—	34,035	16,632	13,086,849
HTM securities	19,933,161	1,967	—	—	1,817	99,183	20,036,128
Derivative assets (hedging)	326,840	—	—	—	—	—	326,840
Off-balance sheet items	112,451,295	215,942	108,222	71,230	632,189	1,623,876	115,102,754

Total	394,357,894	2,047,837	923,736	606,285	2,960,646	5,998,989	406,895,387

Others are including deposits, call loans and due from banks in Vietnam, Panama and European countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service industry, manufacturing industry and others (including retail), in accordance with the Korea standard industrial classification code (Unit: Korean Won in millions):

	March 31, 2012
	Service	Manufacturing	Others	Total
Loans and receivables	87,136,941	49,259,913	105,931,689	242,328,543
Financial assets at FVTPL	11,418,203	884,626	9,758,428	22,061,257
AFS debt securities	8,603,125	332,443	4,938,367	13,873,935
HTM securities	10,088,479	50,269	9,687,903	19,826,651
Derivative assets (hedging)	—	—	317,113	317,113
Off-balance sheet items	30,564,824	45,006,737	39,230,167	114,801,728

Total	147,811,572	95,533,988	169,863,667	413,209,227

	December 31, 2011
	Service	Manufacturing	Others	Total
Loans and receivables	80,079,276	47,437,073	107,643,607	235,159,956
Financial assets at FVTPL	12,323,082	1,143,206	9,716,572	23,182,860
AFS debt securities	6,772,177	245,531	6,069,141	13,086,849
HTM securities	10,589,496	80,317	9,366,315	20,036,128
Derivative assets (hedging)	—	—	326,840	326,840
Off-balance sheet items	29,579,013	44,057,257	41,466,484	115,102,754

Total	139,343,044	92,963,384	174,588,959	406,895,387

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	March 31, 2012
	Korean treasury and government agencies	Banks	Corporates	Consumers	Total
Loans neither overdue nor impaired	13,765,485	18,195,777	109,738,862	96,928,144	238,628,268
Loans overdue but not impaired	496	3,989	289,005	1,601,551	1,895,041
Impaired loans	1	1,494	4,841,235	1,122,721	5,965,451

Gross loans	13,765,982	18,201,260	114,869,102	99,652,416	246,488,760

Provision for credit losses	3,589	13,323	3,575,195	568,110	4,160,217

Total, net	13,762,393	18,187,937	111,293,907	99,084,306	242,328,543

	December 31, 2011
	Korean treasury and government agencies	Banks	Corporates	Consumers	Total
Loans neither overdue nor impaired	13,765,038	12,934,452	108,973,068	96,548,782	232,221,340
Loans overdue but not impaired	325	3,493	200,488	1,273,662	1,477,968
Impaired loans	1	1,494	4,538,896	958,255	5,498,646

Gross loans	13,765,364	12,939,439	113,712,452	98,780,699	239,197,954

Provision for credit losses	3,770	18,109	3,507,709	508,410	4,037,998

Total, net	13,761,594	12,921,330	110,204,743	98,272,289	235,159,956

a)	Credit quality of loans and receivables

The Group manages its loans and receivables, net of allowance that are not overdue nor impaired through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	March 31, 2012
	Korean		Corporates
	treasury and government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Investment grade	13,755,691	18,183,562	45,120,711	10,221,709	3,926,601	59,269,021	88,486,246	179,694,520
Non-investment grade (*)	6,207	—	20,733,398	24,737,607	3,514,676	48,985,681	8,242,773	57,234,661

Total	13,761,898	18,183,562	65,854,109	34,959,316	7,441,277	108,254,702	96,729,019	236,929,181

Value of collateral	3,928	463,428	25,780,068	26,171,560	2,325,169	54,276,797	79,833,048	134,577,201

	December 31, 2011
	Korean		Corporates
	treasury and government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Investment grade	13,753,815	12,892,460	43,334,956	8,442,771	4,592,920	56,370,647	85,841,335	168,858,257
Non-investment grade (*)	7,454	25,076	23,602,749	23,512,750	3,978,401	51,093,900	10,507,991	61,634,421

Total	13,761,269	12,917,536	66,937,705	31,955,521	8,571,321	107,464,547	96,349,326	230,492,678

Value of collateral	6,374	540,337	28,160,494	25,789,912	2,800,729	56,751,135	79,859,626	137,157,472

(*)	Below BBB- by internal credit rating

The Group recognized provisions for credit losses, for loans and receivables neither overdue nor impaired, in the amount of 1,699,087 million Won and 1,728,662 million Won as of March 31, 2012 and December 31, 2011, respectively, which is deducted from the loans and receivables that are neither overdue nor impaired.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables, net of provision overdue but not impaired is as follows (Unit: Korean Won in millions):

	March 31, 2012
Past due	Korean treasury and		Corporates
	government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	495	3,987	77,828	108,255	12,416	198,499	1,218,380	1,421,361
30 to 60 days	—	—	12,880	40,119	—	52,999	195,456	248,455
60 to 90 days	—	—	4,530	12,454	—	16,984	93,624	110,608

Total	495	3,987	95,238	160,828	12,416	268,482	1,507,460	1,780,424

Value of collateral (*)	—	—	49,729	119,783	16,874	186,386	1,140,126	1,326,512

	December 31, 2011
Past due	Korean treasury and		Corporates
	government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	325	3,491	54,278	93,190	7,708	155,176	1,007,040	1,166,032
30 to 60 days	—	—	4,964	21,707	—	26,671	115,415	142,086
60 to 90 days	—	—	1,796	8,724	—	10,520	69,098	79,618

Total	325	3,491	61,038	123,621	7,708	192,367	1,191,553	1,387,736

Value of collateral (*)	—	—	15,112	100,549	—	115,661	894,850	1,010,511

(*)	The value of collateral held is recoverable amounts used when calculating the respective provision for.

The Group recognized provisions for credit losses, for loans and receivables that are overdue but not impaired, in the amount of 114,617 million Won and 90,232 million Won as of March 31, 2012 and December 31, 2011, respectively, which is deducted from the loans and receivables that are overdue but not impaired.

c) Impaired loans and receivables

Impaired loans and receivables, net of provision is as follows (Unit: Korean Won in millions):

	March 31, 2012
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	388	2,019,330	562,204	189,189	2,770,723	847,827	3,618,938
Value of collateral (*)	—	—	1,122,039	673,431	94,214	1,889,684	511,607	2,401,291

	December 31, 2011
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	303	1,890,402	424,609	232,818	2,547,829	731,410	3,279,542
Value of collateral (*)	—	—	1,000,962	538,796	184,976	1,724,734	387,943	2,112,677

(*)	The collateral value held is recoverable amount used when calculating provision for credit losses.

The Group recognized provisions for credit losses, for impaired loans and receivables, in the amount of 2,346,513 million Won and 2,219,104 million Won as of March 31, 2012 and December 31, 2011, respectively, which is deducted from the impaired loans and receivables.

4) Credit risk of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	March 31, 2012
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	4,056,550	—	9,938,149	17,861,195	31,855,894
AA- ~ AA+	13,096,365	—	2,008,059	1,132,531	16,236,955
BBB- ~ A+	1,098,883	402,255	1,908,873	832,925	4,242,936
Below BBB-	11,483	—	17,033	—	28,516
Default grade	—	—	1,821	—	1,821

Total	18,263,281	402,255	13,873,935	19,826,651	52,366,122

	December 31, 2011
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,631,283	—	10,105,669	17,910,287	39,647,239
AA- ~ AA+	6,428,995	—	1,102,943	1,223,193	8,755,131
BBB- ~ A+	748,023	408,810	1,723,995	902,648	3,783,476
Below BBB-	64,858	994	152,397	—	218,249
Default grade	—	—	1,845	—	1,845

Total	18,873,159	409,804	13,086,849	20,036,128	52,405,940

(2) Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities, the Group avoids, bears or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. The Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2) Sensitivity analysis of market risk

The Group performs the sensitivity analyses for both trading and non-trading activities. For the trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Group’s bank subsidiaries such as Woori Bank, Kyongnam Bank and Kwangju Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on a ‘Gap’ in interest rate per Bank for International Settlements (“BIS”) Framework. NII is a profit based indicator for displaying profit changes in short term due to the short term interest change. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of asset. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to interest rate of a certain period of time. Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a) Trading activities

The minimum, maximum and average VaR for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively, and the VaR as of March 31, 2012 and December 31, 2011, respectively, are as follows (Unit: Korean Won in millions):

	As of March 31, 2012	For the three months ended March 31, 2012			As of December 31, 2011	For the year ended December 31, 2011
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	(7,015)	(9,896)	(12,277)	(7,015)	(8,495)	(8,733)	(11,117)	(5,967)
Stock price	(4,050)	(5,299)	(7,431)	(4,005)	(6,329)	(7,653)	(11,486)	(4,974)
Foreign currencies	(3,881)	(2,897)	(4,136)	(2,319)	(3,227)	(3,573)	(7,151)	(1,639)
Commodity price	(123)	(130)	(395)	(3)	(3)	(333)	(3,070)	(2)

Total	(8,001)	(10,432)	(12,274)	(7,667)	(10,682)	(11,330)	(14,675)	(8,053)

b) Non-trading activities

The NII and NPV calculated, respectively, by using the simulation method for Woori Bank, Kyongnam Bank and Kwangju Bank and the scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	March 31, 2012		December 31, 2011
	NII	NPV	NII	NPV
Base case	5,939,568	14,861,280	5,943,993	13,262,235
Base case (Prepay)	5,949,725	14,693,464	5,949,816	13,148,172
IR 100bp up	6,210,661	14,655,250	6,230,290	13,375,487
IR 100bp down	5,642,303	15,148,061	5,614,039	13,172,038
IR 200bp up	6,481,563	14,515,169	6,516,351	13,507,906
IR 200bp down	5,245,517	15,534,365	5,193,395	13,109,481
IR 300bp up	6,752,463	14,428,796	6,802,411	13,655,892
IR 300bp down	4,764,032	16,045,843	4,671,343	13,082,383

The EaR and VaR calculated, respectively, based on the BIS Framework of the Company and subsidiaries excluding Woori Bank, Kyongnam Bank and Kwangju Bank are as follows (Unit: Korean Won in millions):

March 31, 2012		December 31, 2011
EaR	VaR	EaR	VaR
(8,833)	(66,107)	(39,458)	(66,885)

3) Other market risk

a) Interest rate risk

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	March 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	226,870,362	158,422,908	27,394,987	6,653,234	9,359,701	15,261,070	9,778,462
AFS financial assets	18,356,793	2,900,267	2,280,513	3,212,846	2,041,385	7,366,203	555,579
HTM financial assets	21,515,573	4,385,444	1,513,389	1,314,430	1,326,273	12,693,931	282,106

Total	266,742,728	165,708,619	31,188,889	11,180,510	12,727,359	35,321,204	10,616,147

Liability:
Deposits due to customers	203,421,803	104,424,798	27,477,542	24,770,682	20,730,538	25,723,468	294,775
Borrowings	34,329,314	21,144,162	4,672,403	1,758,280	1,669,228	3,917,013	1,168,228
Debentures	29,981,024	3,593,306	1,555,152	2,626,542	2,267,085	18,110,676	1,828,263

Total	267,732,141	129,162,266	33,705,097	29,155,504	24,666,851	47,751,157	3,291,266

	December 31, 2011
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	221,489,544	162,935,497	28,109,587	5,347,251	6,011,847	12,292,132	6,793,230
AFS financial assets	16,997,594	2,687,482	1,715,632	2,253,811	3,153,123	6,703,353	484,193
HTM financial assets	21,548,196	4,079,416	2,843,038	1,346,271	1,308,890	11,815,271	155,310

Total	260,035,334	169,702,395	32,668,257	8,947,333	10,473,860	30,810,756	7,432,733

Liability:
Deposits due to customers	198,793,984	106,191,712	26,938,477	20,810,689	19,487,233	25,088,248	277,625
Borrowings	34,941,240	22,496,224	3,744,346	955,878	2,702,381	3,889,306	1,153,105
Debentures	30,960,193	5,406,008	1,888,020	1,532,052	2,601,066	17,650,244	1,882,803

Total	264,695,417	134,093,944	32,570,843	23,298,619	24,790,680	46,627,798	3,313,533

b) Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	March 31, 2012
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,029	25,064,801	305,933	4,224,138	9,598	1,731,823	1,034	1,564,302	2,079,477	34,664,541
Financial assets at FVTPL	725	824,513	1,224	16,901	243	43,903	1	952	—	886,269
AFS financial assets	282	322,162	1,014	15,158	186	33,582	15	22,050	37,754	430,706
HTM financial assets	21	23,331	—	—	—	—	—	—	48,290	71,621

Total	23,057	26,234,807	308,171	4,256,197	10,027	1,809,308	1,050	1,587,304	2,165,521	36,053,137

Liability:
Financial liabilities at FVTPL	426	484,448	1,552	21,424	—	—	2	2,802	375	509,049
Deposits due to customer	6,712	7,637,349	55,012	759,569	8,372	1,510,571	581	878,928	458,856	11,245,273
Borrowings	8,557	9,740,552	190,420	2,629,205	39	6,969	673	1,018,331	126,395	13,521,452
Debentures	3,767	4,286,551	29,096	401,744	—	—	—	—	649,792	5,338,087
Other financial liabilities	4,498	5,117,963	6,850	94,578	377	68,038	182	276,108	171,884	5,728,571

Total	23,960	27,266,863	282,930	3,906,520	8,788	1,585,578	1,438	2,176,169	1,407,302	36,342,432

Off-balance sheet items	12,744	14,499,818	48,397	668,239	271	48,828	916	1,386,948	591,485	17,195,318

	December 31, 2011
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	21,140	24,380,962	340,442	5,056,106	9,809	1,790,168	883	1,319,120	2,202,903	34,749,259
Financial assets at FVTPL	694	800,019	1,238	18,389	208	37,871	1	1,375	568	858,222
AFS financial assets	177	204,029	1,102	16,362	186	33,937	15	22,050	36,148	312,526
HTM financial assets	21	23,872	—	—	10	1,812	—	—	77,283	102,967

Total	22,032	25,408,882	342,782	5,090,857	10,213	1,863,788	899	1,342,545	2,316,902	36,022,974

Liability:
Financial liabilities at FVTPL	425	489,613	1,766	26,225	—	—	2	2,667	—	518,505
Deposits due to customer	6,275	7,239,714	63,427	942,003	8,790	1,604,293	230	344,227	508,233	10,638,470
Borrowings	8,452	9,748,919	199,649	2,965,102	4	766	859	1,283,618	344,566	14,342,971
Debentures	3,809	4,392,959	50,019	742,856	—	—	—	—	274,503	5,410,318
Other financial liabilities	2,553	2,944,212	25,010	371,451	128	23,428	372	555,366	200,691	4,095,148

Total	21,514	24,815,417	339,871	5,047,637	8,922	1,628,487	1,463	2,185,878	1,327,993	35,005,412

Off-balance sheet items	12,345	14,237,934	35,466	526,720	123	22,451	703	1,050,120	601,735	16,438,960

(3) Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2) Maturity analysis of non-derivative financial liabilities

a) The Group’s maturity analysis of non-derivative financial liabilities, cash flows of principals and interests, by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	March 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,149,198	1,322,871	254,640	242,667	462,988	4,480,780	385,252
Deposits due to customers	207,568,847	111,335,857	22,492,212	22,790,229	43,091,989	6,253,383	1,605,177
Borrowings	34,626,460	18,742,421	5,198,955	2,303,962	2,591,445	4,625,436	1,164,241
Debentures	32,868,183	2,148,015	1,776,275	3,039,917	2,683,966	20,783,233	2,436,777
Other financial liabilities	19,400,450	14,578,140	38,592	19,576	140,058	319,906	4,304,178

Total	301,613,138	148,127,304	29,760,674	28,396,351	48,970,446	36,462,738	9,895,625

	December 31, 2011
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,780,042	1,057,626	184,647	260,209	362,821	3,670,422	244,317
Deposits due to customers	202,643,808	115,656,618	22,510,097	18,361,302	38,515,144	5,976,081	1,624,566
Borrowings	35,831,760	20,687,439	4,406,057	1,655,742	3,169,074	4,763,273	1,150,175
Debentures	33,791,328	4,106,984	2,119,383	1,696,919	3,001,881	20,353,520	2,512,641
Other financial liabilities	17,363,140	12,324,772	36,849	9,660	152,196	218,050	4,621,613

Total	295,410,078	153,833,439	29,257,033	21,983,832	45,201,116	34,981,346	10,153,312

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,149,198	1,322,871	254,640	242,667	462,988	4,480,780	385,252
Deposits due to customers	206,592,419	128,066,895	28,192,816	22,343,771	21,700,841	5,198,383	1,089,713
Borrowings	34,503,954	18,721,336	5,107,584	2,293,912	2,591,445	4,625,436	1,164,241
Debentures	32,868,183	2,148,015	1,776,275	3,039,917	2,683,966	20,783,233	2,436,777
Other financial liabilities	19,281,625	14,536,003	28,109	13,953	134,434	264,948	4,304,178

Total	300,395,379	164,795,120	35,359,424	27,934,220	27,573,674	35,352,780	9,380,161

	December 31, 2011
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	5,764,297	1,031,980	185,473	261,487	363,446	3,670,422	251,489
Deposits due to customers	201,858,224	127,915,964	27,364,643	18,757,322	21,595,623	5,034,209	1,190,463
Borrowings	35,638,296	20,675,874	4,383,826	1,554,955	3,158,728	4,714,738	1,150,175
Debentures	33,791,328	4,106,984	2,119,383	1,696,919	3,001,881	20,353,520	2,512,641
Other financial liabilities	17,362,282	12,323,913	36,849	9,660	152,195	218,050	4,621,615

Total	294,414,427	166,054,715	34,090,174	22,280,343	28,271,873	33,990,939	9,726,383

3) Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

	Total due	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
March 31, 2012	3,452,318	2,846,850	33,526	37,720	249,580	244,798	39,844
December 31, 2011	4,142,140	3,353,984	37,133	28,800	43,648	645,063	33,512

4) Maturity analysis of off-balance accounts are as follows (Unit: Korean Won in millions):

The Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments have expiration dates. However, under the term of the guarantees and loan commitments, amounts are funded upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	March 31, 2012	December 31, 2011
Guarantees	27,185,180	26,702,154
Loan commitments	87,616,548	88,400,600

The maturity of guarantees or loan commitments disclosed in the maturity analysis of off-balance accounts would be drawn down within 3 months which is the earliest date loan commitments can be drawn down or guarantees would be called.

(4) Capital management

In accordance with financial holding company regulations, the Group is required to maintain a minimum 8% of the capital adequacy ratio with high capital risk. The capital adequacy ratio must correspond to the standard of own capital regulation of BIS and is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the financial statements of a holding company which owns bank as its subsidiary (the “bank holding company”) and its subsidiaries.

The own capital consists of basic capital and supplement capital. Goodwill and others which have only few characteristics as capital under the purposes of capital management are deducted from basic capital or own capital. The basic capital consists of capital, capital surplus, and retained earnings; while the supplement capital includes liabilities which meet regulatory requirements.

The risk weighted assets consist of credit risk weighted and market risk weighted assets. The credit risk weighted assets are calculated by multiplying risk weighted value which is given by credit level of other party on transaction, maturity of bond, collateral and the existence of guarantee by relevant assets. The market risk weighted assets are calculated by multiplying required capital on market risk (e.g. interest rate, stock and foreign currencies) by 12.5. The Group calculates its capital adequacy ratio under Basel I, according to the financial holding company regulations.

Furthermore, the Group also uses an equity-to-assets ratio as an index to manage capital. The equity-to-assets ratio is calculated by dividing total amount of capital by total amount of assets based on the financial statements of bank holding company and its subsidiaries. The Group’s equity-to-assets ratio as of March 31, 2012 and December 31, 2011 are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Shareholders’ equity	22,583,481	22,073,394
Assets	319,046,646	312,791,649

Equity-to-assets ratio	7.08%	7.06%

5. Operating Segments

The Group’s Chief Operation Decision Maker (CODM) is the Chief Financial Officer. In evaluating the results of the Group and allocating resources, the CODM utilizes two different sets of financial information. The primary one is the information prepared on the bases of type of customer and the secondary one is by legal entity. Both sets of financial information are equally monitored by the Board of Directors and each of the segments herein described are independently monitored.

(1)	Segment by type of customers

The CODM monitors its businesses primarily by type of customers. The reportable segments are:

•	Consumer banking: consumer banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Corporate banking: corporate banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Investment banking: investment banking divisions of subsidiaries, Woori Bank and Woori Investment & Securities;

•

Capital market: capital market (representing securities trading and asset and liability management) divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities; and

•	Others: the Company and administration centers of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and other consolidated subsidiaries.

	(Unit: Korean Won in millions)
	March 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Assets	80,617,450	114,478,933	9,166,074	36,170,450	99,483,818	339,916,725	(20,870,079)	319,046,646
Liabilities	84,573,364	119,401,324	94,357	27,280,205	68,276,884	299,626,134	(3,162,969)	296,463,165

	December 31, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Assets	78,613,580	112,923,658	8,451,890	46,780,998	89,391,620	336,161,746	(23,370,097)	312,791,649
Liabilities	81,570,032	117,413,072	95,663	32,320,238	62,149,647	293,548,652	(2,830,397)	290,718,255

	Three months ended March 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	694,281	796,715	10,391	83,470	274,207	1,859,064	3,009	1,862,073
Interest income	1,251,080	1,592,353	102,362	313,765	1,002,412	4,261,972	(417,649)	3,844,323
Interest expense	580,238	916,389	2,019	159,673	654,111	2,312,430	(330,180)	1,982,250
Inter-segment	23,439	120,751	(89,952)	(70,622)	(74,094)	(90,478)	90,478	—

Non-interest income, net	162,415	133,571	80,086	29,001	974,811	1,379,884	(913,717)	466,167
Non-interest income	427,538	502,235	99,249	1,971,688	1,920,743	4,921,453	(1,011,197)	3,910,256
Non-interest expense	252,421	380,225	19,870	1,956,109	933,028	3,541,653	(97,564)	3,444,089
Inter-segment	(12,702)	11,561	707	13,422	(12,904)	84	(84)	—
Other expense	619,151	581,918	12,293	35,341	442,595	1,691,298	(285,199)	1,406,099
Administrative expense	595,522	244,784	16,401	27,274	360,377	1,244,358	(310,163)	934,195
Impairment loss on credit loss	23,629	337,134	(4,108)	8,067	82,218	446,940	24,964	471,904
Operating income	237,545	348,368	78,184	77,130	806,423	1,547,650	(625,509)	922,141

	Three months ended March 31, 2011
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	697,559	852,235	7,919	60,039	(38,531)	1,579,221	154,109	1,733,330
Interest income	1,109,390	1,497,946	87,641	342,776	499,568	3,537,321	20,181	3,557,502
Interest expense	492,289	833,378	3,340	159,688	470,437	1,959,132	(134,960)	1,824,172
Inter-segment	80,458	187,667	(76,382)	(123,049)	(67,662)	1,032	(1,032)	—

Non-interest income, net	187,972	119,411	18,524	21,838	597,472	945,217	(578,133)	367,084
Non-interest income	437,512	543,701	170,104	2,418,297	1,697,975	5,267,589	(722,511)	4,545,078
Non-interest expense	254,722	434,130	157,058	2,400,149	1,076,176	4,322,235	(144,241)	4,177,994
Inter-segment	5,182	9,840	5,478	3,690	(24,327)	(137)	137	—
Other expense	563,102	395,005	20,512	5,105	267,061	1,250,785	46,954	1,297,739
Administrative expense	517,778	198,557	15,105	25,860	104,195	861,495	(67,497)	793,998
Impairment loss on credit loss	45,324	196,448	5,407	(20,755)	162,866	389,290	114,451	503,741
Operating income	322,429	576,641	5,931	76,772	291,880	1,273,653	(470,978)	802,675

(2) Segment by legal entity

The CODM also monitors the result of the Group by independent legal entities: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities and others.

•	Woori Bank: Woori Bank and its consolidated subsidiaries

•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries

•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries

•	Woori Investment & Securities: Woori Investment & Securities and its consolidated subsidiaries

•	Others: the Company and its other consolidated subsidiaries

(Unit: Korean Won in millions)

	March 31, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	246,219,569	26,003,734	18,658,861	22,984,987	26,049,575	339,916,726	(20,870,080)	319,046,646
Liabilities	228,133,761	24,187,433	17,426,085	19,276,914	10,601,942	299,626,135	(3,162,970)	296,463,165

	December 31, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	242,472,162	25,353,427	18,030,369	21,535,058	25,380,943	332,771,959	(19,980,310)	312,791,649
Liabilities	224,346,022	23,555,666	16,813,501	17,862,450	10,406,221	292,983,860	(2,265,605)	290,718,255

	Three months ended March 31, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Interest income, net	1,463,648	170,448	124,608	90,338	219,924	2,068,966	(206,893)	1,862,073
Interest income	2,964,489	343,234	245,620	171,110	528,485	4,252,938	(408,615)	3,844,323
Interest expense	1,500,841	172,786	121,012	80,772	308,561	2,183,972	(201,722)	1,982,250
Non-interest income, net	299,275	3,941	(1,336)	137,147	770,186	1,209,213	(743,046)	466,167
Non-interest income	3,367,964	105,196	31,292	368,972	1,093,823	4,967,247	(1,056,991)	3,910,256
Non-interest expense	3,068,689	101,255	32,628	231,825	323,637	3,758,034	(313,945)	3,444,089
Other expense	1,010,492	135,187	65,138	145,023	338,664	1,694,504	(288,405)	1,406,099
Administrative expense	635,410	69,477	50,530	138,252	298,540	1,192,209	(258,014)	934,195
Impairment loss on credit loss	375,082	65,710	14,608	6,771	40,124	502,295	(30,391)	471,904
Operating income	752,431	39,202	58,134	82,462	651,446	1,583,675	(661,534)	922,141

	Three months ended March 31, 2011
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	1,379,765	165,414	124,006	73,374	(11,774)	1,730,785	2,545	1,733,330
Interest income	2,772,585	296,026	226,124	152,433	117,034	3,564,202	(6,700)	3,557,502
Interest expense	1,392,820	130,612	102,118	79,059	128,808	1,833,417	(9,245)	1,824,172
Non-interest income, net	132,096	6,743	8,657	132,911	627,195	907,602	(540,518)	367,084
Non-interest income	3,617,562	127,495	39,963	656,989	712,559	5,154,568	(609,490)	4,545,078
Non-interest expense	3,485,466	120,752	31,306	524,078	85,364	4,246,966	(68,972)	4,177,994
Other expense	894,935	98,747	96,451	124,763	124,971	1,339,867	(42,128)	1,297,739
Administrative expense	554,539	58,643	47,056	127,331	106,175	893,744	(99,746)	793,998
Impairment loss on credit loss	340,396	40,104	49,395	(2,568)	18,796	446,123	57,618	503,741
Operating income	616,926	73,410	36,212	81,522	490,450	1,298,520	(495,845)	802,675

(3)	Information on financial products and services

The financial products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(4)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from external services, revenue from the domestic customers for three months ended March 31, 2012 and 2011 amounted to 7,430,809 million Won and 7,939,512 million Won, respectively, and revenue from the foreign customers amounted to 323,771 million Won and 163,069 million Won, respectively. Of the Groups’ non-current assets (investments in jointly controlled entities and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of March 31, 2012 and December 31, 2011 are 4,916,460 million Won and 4,974,603 million Won, respectively, and foreign subsidiaries are 35,364 million Won and 34,992 million Won, respectively.

6. Restricted Deposits

Details of restricted deposits are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Financial assets at FVTPL:
Korea Finance Security Co., Ltd.	833,364	818,252	Regulation on supervision of securities business
Loans and receivables:
Due from banks in local currency
The Bank of Korea	10,742,142	11,304,073	Reserve deposits
Korea Exchange	751	751	Deposits for required allotted charges
Korea Finance Security Co., Ltd.	291,689	309,681	Regulation on supervision of securities business
Samsung Security, etc.	24,164	46,121	Margins
Shinhan Bank, etc.	55	68	Deposits for opening account, etc.
Others	357,651	658,628	Borrowings on collateral, etc.
Due from banks in foreign currencies
The Bank of Korea	442,736	350,951	Reserve deposits
The Central Bank of China, etc.	464,477	517,631	Reserve deposits
Bank of Tokyo Mitsubishi, etc.	19,026	59,024	Installation deposits of financial institution, etc.
JP Morgan Chase Bank, etc.	90,494	110,369	Derivative transaction collateral provider, etc.

Sub-total	12,433,185	13,357,297

Total	13,266,549	14,175,549

7. Financial Assets at FVTPL

(1)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Deposits:
Reserve for claims of customers deposits	833,364	818,252
Gold banking deposits	1,627	—

Sub-total	834,991	818,252

Securities:
Debt securities
Korean treasury and government agencies	1,873,739	1,194,168
Financial institutions	5,143,175	5,194,371
Corporates	5,218,358	5,394,733
CP	2,838,781	2,972,865
Equity securities	669,318	608,310
Beneficiary certificates (*)	656,304	324,843
CMA securities	2,543,075	2,466,325
Others	646,153	1,650,696

Sub-total	19,588,903	19,806,311

Derivatives instruments assets:
Interest rate derivatives	1,193,498	1,552,875
Currency derivatives	1,962,967	2,205,831
Equity derivatives	199,991	95,533
Credit derivatives	11,352	17,878
Commodity derivatives	26,286	27,780

Sub-total	3,394,094	3,899,897

Total	23,817,988	24,524,460

(*)	Beneficiary certificates are securities which state beneficiary’s right to receive profit from operation of trusts or funds.

(2)	Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Equity-linked securities	613,763	654,124
Asset-backed securities	402,255	409,804
Equity securities	7,948	11,843
Structured deposit	10,085	—

Total	1,034,051	1,075,771

8. AFS Financial Assets

AFS financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Debt securities:
Korean treasury and government agencies	2,801,955	2,786,721
Financial institutions	5,721,650	5,210,425
Corporates	4,342,272	4,183,377
Asset-backed securities	387,450	599,321
Foreign currency bonds	183,433	132,906
Sub-Total	13,436,760	12,912,750
Equity securities	2,548,130	2,751,461
Beneficiary certificates	3,816,477	3,788,430
Others	487,570	219,283

Total	20,288,937	19,671,924

9. HTM Financial Assets

HTM financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Korean treasury and government agencies	7,926,753	7,234,926
Financial institutions	4,635,024	5,858,741
Corporates	7,182,347	6,828,617
Foreign government	71,621	102,967
Securities loaned	10,906	10,877

Total	19,826,651	20,036,128

10. Loans and Receivables

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Due from banks	15,740,838	15,347,524
Provision for credit losses	(5,816)	(7,175)
Loans	216,422,141	212,639,337
Provision for credit losses	(3,852,944)	(3,759,304)
Other receivables	14,325,781	11,211,093
Provision for credit losses	(301,457)	(271,519)

Total	242,328,543	235,159,956

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Due from banks in local currency
Due from the Bank of Korea	10,742,142	11,304,073
Due from depository banks	2,467,145	1,641,349
Due from non-depository	115,524	137,037
Due from the Korea Exchange	608,677	249,248
Others	23,156	25,919

Provision for losses	(3,838)	(4,887)

Sub-total	13,952,806	13,352,739

Due from banks in foreign currencies
Due from banks on demand	664,130	649,068
Due from banks on time	628,527	471,600
Others	491,537	869,230

Provision for credit losses	(1,978)	(2,288)

Sub-total	1,782,216	1,987,610

Total	15,735,022	15,340,349

(3)	Loans are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Loans in local currency	174,668,130	171,589,808
Loans in foreign currencies	11,828,896	13,243,422
Domestic banker’s letter of credit	5,864,659	5,423,078
Credit card accounts	4,407,309	4,592,095
Bills bought in foreign currencies	5,795,563	5,672,021
Bills bought in local currency	675,009	661,151
Factoring receivables	156,670	275,732
Advances for customers on guarantees	153,725	41,870
Privately placed bonds	1,612,015	1,738,138
Loans to be converted to equity securities	1,723	1,723
Finance leases	655,608	661,764
Loans for installment	1,587,369	1,535,405
Securitized loans	1,637,981	1,614,240
Loans secured by securities	1,239,771	1,181,402
Call loans	2,837,946	3,431,638
Bonds purchased under resale agreements	3,048,610	749,490
Others	251,157	226,360

Gross loans	216,422,141	212,639,337

Provision for loan losses	(3,852,944)	(3,759,304)

Total	212,569,197	208,880,033

(4)	Other receivables are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
CMA accounts	24,000	167,847
Receivables	11,055,378	7,378,434
Accrued income	1,430,556	1,452,733
Telex and telephone subscription rights and refundable deposits	1,248,939	1,253,525
Other debtors	566,908	958,554
Provision for credit losses	(301,457)	(271,519)

Total	14,024,324	10,939,574

(5)	Changes in provision for possible credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012	For the Year ended December 31, 2011
Beginning balance	4,037,998	4,917,414
Bad debt expenses for the period	404,719	2,162,625
Increase on repurchase of NPL	—	3,525
Recoveries of written-off loans	29,160	104,487
Charge-off	(231,732)	(2,368,803)
Foreign exchange translation adjustment	(4,303)	37,376
Sales of loans and receivables	(8,864)	(537,615)
Unwind of discount	(28,776)	(156,097)
Others	(37,985)	(124,914)

Ending balance	4,160,217	4,037,998

11. The Fair Value of Financial Assets and Liabilities

(1)	The fair value hierarchy

The fair value hierarchy prioritizes and ranks the levels of market price observability used in the financial assets and liabilities at fair value. Market price observability is impacted by a number of factors, including the types of and the characteristics specific to the financial assets and liabilities and the state of the marketplace (including the existence and transparency of transactions between market participants). Fair value with readily-available actively quoted prices or measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The fair value hierarchy requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use in pricing the assets or liabilities at the measurement date. The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities and derivatives.

•	Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

(2) Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	March 31, 2012
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets held for trading
Deposits
Gold banking assets	1,627	—	—	1,627
Debt securities
Korean treasury and government agencies	1,345,126	528,613	—	1,873,739
Financial institutions	—	5,143,175	—	5,143,175
Corporates	—	5,218,358	—	5,218,358
CP	—	2,838,781	—	2,838,781
Equity securities	669,318	—	—	669,318
Beneficiary certificates	606,031	50,273	—	656,304
CMA securities	—	2,543,075	—	2,543,075
Others	644,160	1,993	—	646,153

Derivatives instruments assets:
Interest rate derivatives	—	1,177,124	16,374	1,193,498
Currency derivatives	—	1,962,414	553	1,962,967
Equity derivatives	15,171	107,357	77,463	199,991
Credit derivatives	—	4,318	7,034	11,352
Commodity derivatives	259	16,729	9,298	26,286

Financial assets designed at FVTPL
Equity-linked securities	507	194,789	418,467	613,763
Asset-backed securities	—	354,055	48,200	402,255
Equity securities	692	—	7,256	7,948
Structured deposit	—	10,085	—	10,085

AFS financial assets
Debt securities
Korean treasury and government agencies	2,667,118	134,837	—	2,801,955
Financial institutions	—	5,712,850	8,800	5,721,650
Corporates	—	4,237,070	105,202	4,342,272
Asset-backed securities	—	387,450	—	387,450
Foreign government	9,819	171,794	1,820	183,433

Equity securities	433,606	8,130	2,106,394	2,548,130
Beneficiary certificates	—	3,801,173	15,304	3,816,477
Others	132,184	239,613	115,773	487,570

Derivative assets	—	317,113	—	317,113

Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	1,792	—	—	1,792
Borrowings
Warrants in short position	4,759	6,590	—	11,349
Securities in short position	756,616	6,013	—	761,629

Derivative liabilities
Interest rate derivatives	—	1,294,143	16,216	1,310,359
Currency derivatives	—	1,481,820	—	1,481,820
Stock derivatives	3,521	123,586	296,816	423,923

	March 31, 2012
	Level 1	Level 2	Level 3	Total
Credit derivatives	—	1,342	6,761	8,103
Commodity derivatives	—	15,795	6,501	22,296
Others	421	—	—	421

Financial liabilities designated at FVTPL
Borrowings	—	2,288,739	3,690,072	5,978,811
Debentures	—	318,673	—	318,673

Derivative liabilities	—	31,547	—	31,547

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets held for trading
Debt securities
Korean treasury and government agencies	787,071	407,097	—	1,194,168
Financial institutions	—	5,194,371	—	5,194,371
Corporates	—	5,394,733	—	5,394,733
CP	—	2,972,865	—	2,972,865
Equity securities	608,310	—	—	608,310
Beneficiary certificates	—	324,843	—	324,843
CMA securities	—	2,466,325	—	2,466,325
Others	19,876	1,630,820	—	1,650,696

Derivatives instruments assets:
Interest rate derivatives	—	1,539,099	13,776	1,552,875
Currency derivatives	—	2,204,356	1,475	2,205,831
Equity derivatives	3,186	37,991	54,356	95,533
Credit derivatives	—	3,337	14,541	17,878
Commodity derivatives	—	20,296	7,484	27,780

Financial assets designed at FVTPL
Equity linked securities	994	204,339	448,791	654,124
Asset-backed securities	—	360,442	49,362	409,804
Equity securities	623	—	11,220	11,843

AFS financial assets
Debt securities
Korean treasury and government agencies	2,632,569	154,152	—	2,786,721
Financial institutions	—	5,201,625	8,800	5,210,425
Corporates	—	4,118,069	65,308	4,183,377
Asset-backed securities	—	599,321	—	599,321
Foreign government	9,116	121,945	1,845	132,906

Equity securities	481,919	—	2,269,542	2,751,461
Beneficiary certificates	—	3,772,221	16,209	3,788,430
Others	90,209	35,434	93,640	219,283

Derivative assets	—	326,840	—	326,840

Financial liabilities:
Financial liabilities held for trading
Borrowings
Warrants in short position	—	10,309	—	10,309
Securities in short position	606,723	20,156	—	626,879

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Derivative liabilities
Interest rate derivatives	—	1,658,036	12,809	1,670,845
Currency derivatives	—	1,689,844	—	1,689,844
Stock derivatives	7,676	106,219	402,939	516,834
Credit derivatives	—	7,308	14,251	21,559
Commodity derivatives	—	19,536	6,217	25,753
Others	109	—	—	109

Financial liabilities designated at FVTPL
Borrowings	—	1,839,656	2,897,551	4,737,207
Debentures	—	322,207	—	322,207

Derivative liabilities	—	33,493	—	33,493

Derivatives classified as FVTPL are included in derivatives assets and liabilities.

(3)	Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012
	January 1, 2012	Net income	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	March 31, 2012
Financial assets:
Financial assets held for trading
Derivatives instruments assets:
Interest rate derivatives	13,776	2,620	—	—	(22)	16,374
Currency derivatives	1,475	(88)	—	—	(834)	553
Equity derivatives	54,356	31,136	—	123,504	(131,533)	77,463
Credit derivatives	14,541	(7,507)	—	—	—	7,034
Commodity derivatives	7,484	1,983	—	26	(195)	9,298

Financial assets designed at FVTPL
Equity linked securities	448,791	42,561	—	77,388	(150,273)	418,467
Asset-backed securities	49,362	(1,162)	—	—	—	48,200
Equity securities	11,220	(600)	—	—	(3,364)	7,256

AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	—	8,800
Corporates	65,308	(3)	(126)	50,035	(10,012)	105,202
Foreign government	1,845	(25)	—	—	—	1,820

Equity securities	2,270,347	(5,188)	47,789	31,498	(238,052)	2,106,394
Beneficiary certificates	16,209	(1,272)	(493)	860	—	15,304
Others	93,640	—	15	24,936	(2,818)	115,773

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	12,809	2,412	—	1,000	(5)	16,216
Stock derivatives	402,939	(93,430)	—	18,679	(31,372)	296,816
Credit derivatives	14,251	(9,011)	—	1,521	—	6,761
Commodity derivatives	6,217	194	—	571	(481)	6,501

Financial liabilities designated at FVTPL
Borrowings	2,897,551	215,450	—	1,165,992	(588,921)	3,690,072

	For the year ended December 31, 2011
	January 1, 2011	Net income	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	December 31, 2011
Financial assets:
Financial assets held for trading
Derivatives instruments assets:
Interest rate derivatives	13,727	1,470	—	—	(1,421)	13,776
Currency derivatives	1,600	(68)	—	—	(57)	1,475
Equity derivatives	62,923	(21,039)	—	35,604	(23,132)	54,356
Credit derivatives	3,873	10,798	—	—	(130)	14,541
Commodity derivatives	4,119	(949)	—	7,091	(2,777)	7,484

Financial assets designed at FVTPL
Equity linked securities	253,318	(87,676)	—	433,589	(150,440)	448,791
Asset-backed securities	53,506	1,534	—	—	(5,678)	49,362
Equity securities	10,345	1,199	—	440	(764)	11,220

AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	—	8,800
Corporates	78,882	2,993	153	40,000	(56,720)	65,308
Foreign government	34,450	23	—	—	(32,628)	1,845

Equity securities	2,676,601	(119,400)	116,279	392,695	(795,828)	2,270,347
Beneficiary certificates	48,117	—	(20)	100	(31,988)	16,209
Others	29,694	1,278	—	65,478	(2,810)	93,640

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	9,785	3,206	—	—	(182)	12,809
Currency derivatives	—	(10)	—	10	—	—
Stock derivatives	160,040	188,261	—	204,829	(150,191)	402,939
Credit derivatives	3,421	11,884	—	1,047	(2,101)	14,251
Commodity derivatives	10,547	2,204	—	2,833	(9,367)	6,217

Financial liabilities designated at FVTPL
Borrowings	1,766,213	(369,611)	—	2,120,144	(619,195)	2,897,551

All recognized gains and losses on current period are related to the holding assets of current and previous period-end. Gain and loss on the fair value of derivatives and AFS financial assets are included in gain and loss on financial assets at FVTPL and AFS financial assets, respectively.

(4)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2012		December 31, 2011
	Fair value	Book value	Fair value	Book value
Financial assets:
HTM financial assets	20,109,093	19,826,651	20,323,593	20,036,128
Loans and receivables	243,665,121	242,328,543	236,723,318	235,159,956
Financial liabilities:
Deposits due to customers	199,807,472	199,817,521	195,908,985	195,930,482
Borrowings	33,660,831	33,676,630	34,491,299	34,666,709
Debentures	28,547,409	28,140,552	30,857,257	29,265,833
Other financial liabilities	22,196,773	22,209,975	19,071,984	19,083,709

12. Investments in Jointly Controlled Entities and Associates

(1)	Investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

			March 31, 2012		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Finance Holdings:
Woori Aviva Life Insurance Co., Ltd. (*1, 9)	73,700	Life insurance	7,601,091	51.6	7,601,091	51.6
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment & Securities and Woori Private Equity Fund:
Woori Blackstone Korea Opportunity Private Equity Fund I (*9)	351,500	Finance	156,600.	44.6	156,600	44.6
Woori Bank, Kyongnam Bank and Kwangju Bank:
Korea Credit Bureau Co., Ltd. (*2, 9)	10,000	Credit information	180,000	9.0	180,000	9.0
Woori Bank:
Korea Finance Security Co., Ltd. (*2, 9)	6,000	Security service	183,870	15.3	183,870	15.3
Woori Service Networks Co., Ltd. (*2, 9)	500	Freight & staffing services	4,704	4.9	4,704	4.9
Kumho Tire Co., Inc.(*3, 9)	553,500	Manufacturing	22,514,800	20.3	22,514,800	21.2
United PF 1st Corporate Financial Stability (*4, 9)	800,000	Finance	148,000	18.5	148,000	18.5
LIG E&C Co., Ltd.	16,300	Construction	755,946	23.2	755,946	23.2
Hyunjin Co., Ltd.	38,400	"	1,667,600	21.7	1,667,600	21.7
Jin Heung Enterprise Co.,Ltd.(*5)	225,100	"	125,052,000	27.8	—	—
Woori F&I:
Woori SB Fifth Asset Securitization Specialty	2,900	Asset securitization	171,456	30.0	171,456	30.0
Woori SB Eleventh Asset Securitization Specialty	1,200	"	40,527	45.0	40,527	45.0
Woori SB Twelfth Asset Securitization Specialty	1,400	"	101,544	40.0	101,544	40.0
Woori BC Pegasus Asset Securitization Specialty	9,700	"	581,580	30.0	581,580	30.0
Woori Stream Third Asset Securitization Specialty (*6)	1,500	"	—	—	120,472	40.0
Woori Stream Fourth Asset Securitization Specialty	1,600	"	125,808	40.0	125,808	40.0
Woori HB First Asset Securitization Specialty	50	"	3,712	40.0	3,712	40.0
Woori Piastone Bridge Asset Securitization Specialty	300	"	22,336	40.0	22,336	40.0
Woori EA First Asset Securitization Specialty	100	"	8,000	40.0	8,000	40.0

			March 31, 2012		December 31, 2011
Subsidiaries	Capital	Main business	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori EA Second Asset Securitization Specialty	100	"	8,000	40.0	8,000	40.0
Woori EA Sixth Asset Securitization Specialty	100	"	8,000	40.0	8,000	40.0
Woori EA Seventh Asset Securitization Specialty	60	"	5,652	45.0	5,652	45.0
Woori EA Ninth Asset Securitization Specialty	100	"	8,000	40.0	8,000	40.0
Woori EA Eleventh Asset Securitization Specialty	2,600	"	50,995	45.0	50,995	45.0
CW Two Partners Co., Ltd. (*6)	100	"	—	—	12,999	50.0 -1share
KAMCO Fifth Asset Securitization Specialty	25,700	"	87,013	24.0	87,013	24.0
KAMCO Sixth Asset Securitization Specialty	2,400	"	212,553	45.0	212,553	45.0
KAMCO Seventh Asset Securitization Specialty (*7)	600	"	15,597	45.0	51,417	45.0
Woori Fine First Asset Securitization Specialty	1,500	"	135,900	45.0	135,900	45.0
Chungdo Woori Century Security Corp., Ltd.	16,500	Other financial business	49,987,530	49.5	49,987,530	49.5
Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd. (*9)	5,500	Semiconductor equipment	500,000	50.0	500,000	50.0
Woori Renaissance Holdings (*1)	200	Other financial business	1,260	51.6	1,260	51.6
Bonghwang Semiconductor Yuhan Gongsa (*10)	31,000	Semiconductor packaging	—	30.0	—	30.0
MARS First:
Sempio Foods Co., Ltd. (*8)	4,400	Food & beverages manufacturing	—	—	1,465,446	33.0
MARS Second:
Seoul Lakeside Co., Ltd. (*7,10)	1,200	Hotel	55,860	47.5	76,000	47.5

(*1)	Woori Aviva Life Insurance Co. Ltd. is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement with Aviva Group, decision making on operating, investment and financing activities are made by the board members whom Woori and Aviva can have rights to appoint half of the board of directors, respectively. Woori Renaissance Holdings is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement between Woori Private Equity Fund and Woori Renaissance Private Equity Fund, by contractual commitment, respectively.
(*2)	Woori Bank, a subsidiary, can exercise the significant influence over Korea Credit Bureau and Korea Finance Security. Important transactions of Woori Service Network are mainly arranged with Woori Bank.
(*3)	The Company’s ownership interest changed due to disproportionate increase in paid-in capital of investee for the three months ended March 31, 2012.
(*4)	Woori Bank has significant influence by participating as limited partnership of United PF on the decision making of board of investment deliberation which is a major operating decision making organization. In addition, there exists a significant transaction relationship between United PF and Woori Bank.
(*5)	Woori bank acquires 27.8% ownership of Jin Heung Enterprise Co., Ltd. for the debt-equity swap for the three months ended March 31, 2012.
(*6)	Investee is liquidated during the three months ended March 31, 2012.
(*7)	The investees decreased their capital, resulting in a decrease in number of shares owned.
(*8)	The Group has lost its significant influence after disposition of part of investment in Sempio Foods Co., Ltd.
(*9)	The provisional financial statements as of March 31, 2012 are used for the equity method accounting.
(*10)	Financial statements as of December 31, 2011 of Bonghwang Semiconductor Yuhan Gongsa and Seoul Lakeside Co., Ltd. and there is no significant effect due to transactions and events which has been occurred subsequent to March 31, 2012.

(2)	Changes in carrying value of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012
	Acquisition cost	January 1, 2012	Gain (loss) on valuation	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	March 31, 2012
Woori Aviva Life Insurance Co., Ltd.	110,098	114,858	422	—	—	—	(1,900)	—	113,380
Woori Blackstone Korea Opportunity First	156,600	159,631	(812)	—	—	—	—	—	159,819
Korea Credit Bureau	4,500	3,912	(119)	—	—	—	—	—	3,793
Korea Finance Security Co., Ltd.	758	3,468	73	—	—	(55)	—	—	3,486
Woori Service Networks Co., Ltd.	24	98	(5)	—	—	(7)	—	—	86
Kumho Tire Co., Inc. (*1)	113,204	111,357	6,405	—	—	—	(3,567)	3,071	117,266
United PF 1st Corporate financial stability	148,000	149,099	3,015	—	—	—	—	—	152,114
Jin Heung Enterprise Co.,Ltd	60,275	—	—	60,275	—	—	—	—	60,275
Woori SB Fifth Asset Securitization Specialty	3,773	981	(5)	—	—	—	—	—	976
Woori SB Eleventh Asset Securitization Specialty	5,176	811	(7)	—	—	—	—	—	804
Woori SB Twelfth Asset Securitization Specialty	5,477	3,954	26	—	—	—	—	—	3,980
Woori BC Pegasus Asset Securitization Specialty	2,908	—	172	—	—	—	—	(172)	—
Woori Stream Third Asset Securitization Specialty	2,664	949	29	—	(990)	—	12	—	—
Woori Stream Fourth Asset Securitization Specialty	3,650	505	(4)	—	—	—	—	—	501
Woori HB First Asset Securitization Specialty	186	939	(1)	—	—	(753)	—	—	185
Woori Piastone Bridge Asset Securitization Specialty	2,717	1,136	33	—	—	—	—	—	1,169
Woori EA First Asset Securitization Specialty	400	—	18	—	—	—	—	(18)	—
Woori EA Second Asset Securitization Specialty	400	—	(69)	—	—	—	—	69	—
Woori EA Sixth Asset Securitization Specialty	400	—	(218)	—	—	(203)	—	421	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,227	173	—	—	(223)	—	—	2,177
Woori EA Ninth Asset Securitization Specialty	400	3,660	509	—	—	(2,364)	—	—	1,805
Woori EA Eleventh Asset Securitization Specialty	9,905	10,901	2,174	—	—	(549)	—	—	12,526
CW Two Partners Co., Ltd.	605	6	(1)	—	(7)	—	2	—	—
KAMCO Fifth Asset Securitization Specialty	8,736	13,658	1,184	—	—	—	—	—	14,842
KAMCO Sixth Asset Securitization Specialty	5,314	7,183	(42)	—	—	(1,693)	—	—	5,448
KAMCO Seventh Asset Securitization Specialty	1,285	1,089	22	—	—	—	(900)	—	211
Woori Fine First Asset Securitization Specialty	15,697	17,485	182	—	—	(558)	—	—	17,109
Chungdo Woori Century Security Corp.	8,187	9,418	8	—	—	—	(103)	—	9,323
Phoenix Digital Tech Co., Ltd.	10,459	—	—	—	—	—	—	—	—
Woori Renaissance Holdings	63,000	32,516	(42)	—	—	—	—	—	32,474
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,001	131	—	—	—	914	—	13,046
Sempio Foods Company	6,810	54,260	—	—	(45,167)	(366)	(804)	(7,923)	—
Seoul Lakeside Co., Ltd.	198,450	212,131	5,433	—	(71,247)	—	—	—	146,317

Total	963,574	928,233	18,684	60,275	(117,411)	(6,771)	(6,346)	(4,552)	872,112

	For the year ended December 31, 2011
	Acquisition cost	January 1, 2011	Gain (loss) on valuation	Acquisi- tion	Disposi- tion	Dividends	Capital	Other change	December 31, 2011
Woori Aviva Life Insurance Co., Ltd.	110,098	104,158	2,744	—	—	—	3,857	4,099	114,858
Woori Blackstone Korea Opportunity First	156,600	50	5,681	153,900	—	—	—	—	159,631
Korea Credit Bureau	4,500	3,454	458	—	—	—	—	—	3,912
BC Card Co., Ltd.	11,668	147,564	—	—	(11,294)	—	(24,788)	(111,482)	—
Korea Finance Security Co., Ltd.	758	3,436	87	—	—	(55)	—	—	3,468
Woori Service Networks Co., Ltd.	24	104	6	—	—	(12)	—	—	98
Kumho Tire Co., Inc. (*1)	113,204	113,204	(12,952)	—	—	—	(3,560)	14,665	111,357
United PF 1st Corporate financial stability	148,000	—	1,099	148,000	—	—	—	—	149,099
Woori SB Fifth Asset Securitization Specialty	3,773	1,008	(27)	—	—	—	—	—	981
Woori SB Eighth Asset Securitization Specialty	2,787	1,218	76	—	(1,294)	—	—	—	—
Woori SB Ninth Asset Securitization Specialty	1,907	1,723	13	—	(161)	—	(1,575)	—	—
Woori SB Eleventh Asset Securitization Specialty	5,176	4,545	(89)	—	—	(495)	(3,150)	—	811
Woori SB Twelfth Asset Securitization Specialty	5,477	5,016	47	—	—	(709)	(400)	—	3,954
Woori BC Pegasus Asset Securitization Specialty	2,908	—	(2,462)	—	—	—	—	2,462	—
Woori Stream Third Asset Securitization Specialty	2,664	1,354	195	—	—	—	(600)	—	949
Woori Stream Fourth Asset Securitization Specialty	3,650	716	(11)	—	—	—	(200)	—	505
Woori HB First Asset Securitization Specialty	186	367	1,288	—	—	(716)	—	—	939
Woori Piastone Bridge Asset Securitization Specialty	2,717	3,598	290	—	—	(1,152)	(1,600)	—	1,136
Woori EA First Asset Securitization Specialty	400	—	(840)	—	—	(355)	—	1,195	—
Woori EA Second Asset Securitization Specialty	400	899	20	—	—	(1,205)	—	286	—
Woori EA Sixth Asset Securitization Specialty	400	—	(53)	—	—	(110)	—	163	—
Woori EA Seventh Asset Securitization Specialty	1,611	1,966	532	—	—	(271)	—	—	2,227
Woori EA Ninth Asset Securitization Specialty	400	384	4,226	—	—	(950)	—	—	3,660
Woori EA Eleventh Asset Securitization Specialty	9,905	—	1,000	9,905	—	—	(4)	—	10,901
CW Two Partners Co., Ltd.	605	134	(128)	—	—	—	—	—	6
Woori F&I Fifteenth Asset Securitization Specialty	1	566	3,110	—	—	(4,281)	—	605	—
KAMCO Fifth Asset Securitization Specialty	8,736	10,764	(960)	—	—	—	—	3,854	13,658
KAMCO Sixth Asset Securitization Specialty	5,314	6,566	1,741	—	—	(1,124)	—	—	7,183
KAMCO Seventh Asset Securitization Specialty	1,285	1,210	352	—	—	(473)	—	—	1,089
Woori Tomato Second Asset Securitization Specialty	1	—	3,201	—	—	(1,912)	—	(1,289)	—
Woori Fine First Asset Securitization Specialty	15,697	15,647	2,394	—	—	(556)	—	—	17,485
Hiking-Woori Capital	230	209	(8)	—	(189)	—	(12)	—	—
Woori-Consus Capital	203	—	(371)	—	—	—	(63)	434	—
Chungdo Woori Century Security Corp.	8,187	8,644	256	—	—	—	518	—	9,418
Phoenix Digital Tech Co., Ltd.	10,459	8,833	(14,236)	—	—	—	5,403	—	—
Woori Renaissance Holdings	63,000	55,915	(23,399)	—	—	—	—	—	32,516
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,178	105	—	—	—	(282)	—	12,001
Sempio Foods Company	26,578	37,767	17,248	—	—	(333)	(428)	6	54,260
Seoul Lakeside Co., Ltd.	270,000	191,647	26,067	—	—	(5,700)	—	117	212,131

Total	1,011,414	744,844	16,700	311,805	(12,938)	(20,409)	(26,884)	(84,885)	928,233

(*1)	The market value of the proportionate of the Woori Bank ownership interest in Kumho Tire Co. Inc. are 277 billion Won and 234 billion Won as of March 31, 2012 and December 31, 2011, respectively.

(3)	If the Group’s share of losses of an investee equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further loss. Unrecognized loss is for the three months ended March 31, 2012 are as follows (Unit: Korean Won in millions):

	Unrecognized loss	Unrecognized changes in equity
Phoenix Digital Tech Co., Ltd.	(5,494)	—

(4)	Financial information of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	March 31, 2012
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,360,678	3,208,063	361,940	1,353
Woori Blackstone Korea Opportunity First	358,442	1,929	22	(1,913)
Korea Credit Bureau	49,196	9,017	8,820	(1,152)
Korea Finance Security Co., Ltd.	25,121	2,372	11,500	755
Woori Service Networks Co., Ltd.	3,420	1,673	3,503	279
Kumho Tire Co., Inc.	4,616,933	4,088,506	1,071,924	12,123
United PF 1st Corporate Financial Stability	846,943	24,703	20,496	16,298
Jin Heung Enterprise Co., Ltd.	599,125	458,828	109,216	(47,885)
Woori SB Fifth Asset Securitization Specialty	3,699	447	3	(17)
Woori SB Eleventh Asset Securitization Specialty	1,821	34	3	(16)
Woori SB Twelfth Asset Securitization Specialty	9,970	21	145	66
Woori BC Pegasus Asset Securitization Specialty	26,123	40,033	14	575
Woori Stream Fourth Asset Securitization Specialty	1,508	257	15	(10)
Woori HB First Asset Securitization Specialty	465	3	5	(1)
Woori Piastone Bridge Asset Securitization Specialty	4,071	1,145	106	83
Woori EA First Asset Securitization Specialty	80,585	87,568	2,013	44
Woori EA Second Asset Securitization Specialty	12,347	13,236	322	(172)
Woori EA Sixth Asset Securitization Specialty	38,623	40,394	1,209	(546)
Woori EA Seventh Asset Securitization Specialty	9,496	4,658	367	384
Woori EA Ninth Asset Securitization Specialty	32,697	28,183	2,068	1,273
Woori EA Eleventh Asset Securitization Specialty	100,478	72,644	7,073	4,831
KAMCO Fifth Asset Securitization Specialty	69,796	39,499	2,910	2,415
KAMCO Sixth Asset Securitization Specialty	16,727	4,609	114	(92)
KAMCO Seventh Asset Securitization Specialty	492	13	55	48
Woori Fine First Asset Securitization Specialty	38,075	47	1,304	404
Chungdo Woori Century Security Corp.	21,342	2,513	864	15
Phoenix Digital Tech Co., Ltd.	30,846	41,834	23,547	(19,560)
Woori Renaissance Holdings	98,677	33,839	120	(563)
Bonghwang Semiconductor Yuhan Gongsa	79,517	39,950	220,810	510
Seoul Lakeside Co., Ltd.	98,449	129,256	50,408	11,441

	December 31, 2011
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,162,020	3,007,130	1,007,486	5,380
Woori Blackstone Korea Opportunity First	358,946	750	17,971	12,608
Korea Credit Bureau	51,484	9,650	41,409	6,380
Korea Finance Security Co., Ltd.	24,446	1,812	42,790	1,069
Woori Service Networks Co., Ltd.	3,541	1,552	11,492	697
Kumho Tire Co., Inc.	4,634,196	4,112,068	3,946,765	(39,354)
United PF 1st Corporate Financial Stability	836,104	30,162	48,117	5,942
Woori SB Fifth Asset Securitization Specialty	3,616	347	11	(89)
Woori SB Eleventh Asset Securitization Specialty	1,824	20	126	(198)
Woori SB Twelfth Asset Securitization Specialty	9,902	18	231	117
Woori BC Pegasus Asset Securitization Specialty	25,050	39,534	119	(8,208)
Woori Stream Third Asset Securitization Specialty	2,399	24	675	488
Woori Stream Fourth Asset Securitization Specialty	1,519	258	86	(27)
Woori HB First Asset Securitization Specialty	2,351	5	3,478	3,220
Woori Piastone Bridge Asset Securitization Specialty	3,984	1,142	1,000	725
Woori EA First Asset Securitization Specialty	80,666	87,692	6,048	(3,934)
Woori EA Second Asset Securitization Specialty	13,029	13,745	3,337	50
Woori EA Sixth Asset Securitization Specialty	42,287	43,004	15,068	(133)
Woori EA Seventh Asset Securitization Specialty	10,119	5,170	5,114	1,182
Woori EA Ninth Asset Securitization Specialty	39,541	30,391	22,338	10,564
Woori EA Eleventh Asset Securitization Specialty	125,608	101,386	16,154	2,222
CW Two Partners Co., Ltd.	190	177	488	(255)
KAMCO Fifth Asset Securitization Specialty	66,794	38,913	1,489	(6,274)
KAMCO Sixth Asset Securitization Specialty	20,240	4,268	7,027	3,869
KAMCO Seventh Asset Securitization Specialty	2,437	7	1,186	781
Woori Fine First Asset Securitization Specialty	40,120	1,257	6,808	5,319
Chungdo Woori Century Security Corp.	20,843	1,822	2,796	516
Phoenix Digital Tech Co., Ltd.	51,016	55,852	(700)	(13,823)
Woori Renaissance Holdings	99,240	33,842	(38,772)	(41,338)
Bonghwang Semiconductor Yuhan Gongsa	531,387	320,920	700	842
Sempio Foods Company	238,938	74,573	173,443	28,915
Seoul Lakeside Co., Ltd.	231,361	111,558	48,170	7,859

(5)	Excluded entity from associates although it’s percentage of ownership is higher than 20% as of March 31, 2012 and December 31, 2012 is as follows (Unit: Korean Won in millions):

	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*)	24,064,739,877	34.6%

(*)	The Group invests in the investee as a limited partner and has no participations in decision making process and therefore no significant influence over the investee.

13. Investment Properties

(1) Investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Acquisition cost	515,862	514,819
Accumulated depreciation	(17,142)	(15,820)

Net carrying value	498,720	498,999

(2) Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012	For the year ended December 31, 2011
Beginning balance	498,999	643,271
Acquisition	12	1,356
Disposition	—	(144,097)
Depreciation	(1,295)	(6,462)
Impairment loss	87	(2,212)
Transfer	930	(6,464)
Foreign currencies translation adjustments	(13)	11
Others	—	13,596

Ending balance	498,720	498,999

(3) Fair value of investment properties is 556,218 million Won and 554,722 million Won as of March 31, 2012 and December 31, 2011, respectively.

(4) Rental fees earned from investment properties are 2,895 million Won and 4,491 million Won as of March 31, 2012 and 2011, respectively.

14. Premises and Equipment

(1) Premises and equipment are as follows (Unit: Korean Won in millions):

	March 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,825,942	997,672	1,426,004	342,263	8,030	20	4,599,931
Accumulated depreciation	—	(67,888)	(1,102,659)	(283,007)	—	(14)	(1,453,568)

Net carrying value	1,825,942	929,784	323,345	59,256	8,030	6	3,146,363

	December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,828,009	990,772	1,392,065	331,517	4,433	20	4,546,816
Accumulated depreciation	—	(60,434)	(1,075,775)	(276,122)	—	(13)	(1,412,344)

Net carrying value	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

(2) Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472
Acquisition	2,560	9,799	41,584	9,330	7,656	—	70,929
Disposition (transfer)	(3,291)	(3,716)	(901)	(160)	(516)	—	(8,584)
Depreciation	—	(7,694)	(33,431)	(7,206)	—	—	(48,331)
Foreign currencies translation adjustment	(18)	(53)	(95)	(113)	16	—	(263)
Others	(1,318)	1,110	(102)	2,010	(3,559)	(1)	(1,860)

Ending balance	1,825,942	929,784	323,345	59,256	8,030	6	3,146,363

	For the year ended December 31, 2011
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,815,070	931,419	298,686	49,792	2,404	7	3,097,378
Acquisition	7,261	33,575	159,367	30,224	20,958	—	251,385
Disposition (transfer)	(21,491)	(6,284)	(5,861)	(791)	(18,929)	—	(53,356)
Depreciation	—	(29,141)	(119,017)	(23,813)	—	—	(171,971)
Impairment loss	—	(59)	—	—	—	—	(59)
Classified to assets held for sale	(1,482)	(1,123)	—	—	—	—	(2,605)
Foreign currencies translation adjustment	15	(81)	336	178	—	—	448
Others	28,636	2,032	(17,221)	(195)	—	—	13,252

Ending balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472

15. Intangible Assets and Goodwill

(1) Intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	151,138	14,265	131,830	353	187,633	392,706	71,444	949,369
Accumulated depreciation	—	(4,112)	(91,631)	(193)	(123,747)	(246,516)	—	(466,199)
Accumulated impairment losses	(42,725)	—	—	—	—	—	(5,816)	(48,541)

Net carrying value	108,413	10,153	40,199	160	63,886	146,190	65,628	434,629

	December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	151,138	14,310	124,917	350	183,492	387,420	70,111	931,738
Accumulated depreciation	—	(3,763)	(87,198)	(185)	(117,911)	(231,863)	—	(440,920)
Accumulated impairment losses	(42,725)	—	—	—	—	—	(202)	(42,927)

Net carrying value	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

(2) Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891
Acquisition	—	—	5,771	4	4,161	4,711	1,388	16,035
Disposition	—	—	—	—	—	—	(16)	(16)
Amortization	—	(386)	(3,334)	(9)	(5,854)	(14,058)	—	(23,641)
Impairment loss	—	—	—	—	—	—	5,614	5,614
Foreign currencies translation adjustment	—	(8)	1	—	(2)	5	(12)	(16)
Others	—	—	42	—	—	(25)	(27)	(10)

Ending balance	108,413	10,153	40,199	160	63,886	146,190	65,628	434,629

	For the year ended December 31, 2011
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	78,060	922	28,703	150	69,751	49,294	68,256	295,136
Acquisition	39,284	10,915	21,507	49	19,342	164,999	5,881	261,977
Disposition	—	—	—	—	(18)	(865)	(2,607)	(3,490)
Amortization	—	(1,288)	(12,111)	(34)	(22,991)	(56,215)	—	(92,639)
Impairment loss	(8,925)	—	—	—	—	(3,176)	(438)	(12,539)
Foreign currencies translation adjustment	(6)	(2)	(2)	—	2	35	(116)	(89)
Others	—	—	(378)	—	(505)	1,485	(1,067)	(465)

Ending balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891

16. Assets Held for Sale

Assets held for sale are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Investment properties	60,016	53,985
Premises and equipment	2,258	2,258

Total	62,274	56,243

17. Assets Subjected to Lien and Assets Acquired through Foreclosures

(1) Assets subjected to lien are as follows (Unit: Korean Won in millions):

	Collateral given to	March 31, 2012		Collateral given to	December 31, 2011
Deposits	Samsung Card and others	15,884	Deposits for future option	Credit-agricole Bank and others	161,855	Security on borrowings and others
Securities	Korea Securities Depository and others	18,543,337	Collateral repurchase agreement and others	Korea Securities Depository and others	18,427,862	Collateral repurchase agreement and others
Land and building	Shinhan Card and others	93,092	Leasehold rights and others	Shinhan Card and others	93,220	Leasehold rights and others

	Total	18,652,313		Total	18,682,937

(2) Assets acquired through foreclosures are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Building	477	555

18. Other Assets

Other assets are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Prepaid expenses	322,347	249,702
Advance payments	17,027	16,513
Leased assets	2,554	3,403
Non-operative assets	477	555
Others	111,194	106,886

Total	453,599	377,059

19. Financial Liability at FVTPL

Financial liabilities at FVTPL consist of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1) Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Deposits due to Customers:
Gold banking liabilities	1,792	—
Borrowings:
Warrants in short position	11,349	10,309
Securities in short position	761,629	626,879

Sub-total	772,978	637,188

Derivative liabilities:
Interest rate derivatives	1,310,359	1,670,845
Currency derivatives	1,481,820	1,689,844
Stock derivatives	423,923	516,834
Credit derivatives	8,103	21,559
Commodity derivatives	22,296	25,753
Others	421	109

Sub-total	3,246,922	3,924,944

Total	4,021,692	4,562,132

(2) Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Borrowings:
Equity linked securities in short position	5,891,978	4,634,724
Equity linked securities index in short position	86,833	102,483

Sub-total	5,978,811	4,737,207

Debentures:
Debentures in local currency	225,998	226,432
Debentures in foreign currencies	92,675	95,775

Sub-total	318,673	322,207

Total	6,297,484	5,059,414

(3) Credit risk adjustment to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Financial liabilities designated at FVTPL subject to credit risk adjustments	6,297,484	5,059,414
Credit risk adjustments	(32,054)	31,735
Accumulated changes in credit risk adjustments	2,828	34,882

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit rating.

(4) Financial liabilities at FVTPL’s carrying value and face amounts at maturity are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Carrying value	6,297,484	5,059,414
Face amounts at maturity	6,367,335	5,346,184

	(69,851)	(286,770)

20. Deposits due to Customers

(1) Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Deposits in local currency
Demand deposits	14,041,043	13,704,296
Time deposits	165,448,867	163,162,643
Mutual installments	95,815	104,402
Deposits on notes payables	3,655,493	3,135,424
Deposits on CMA	2,267,019	2,136,820
Certificate of deposits	1,657,905	1,850,221
Other deposits	1,440,762	1,235,462

Sub-total	188,606,904	185,329,268

Deposits in foreign currencies	11,245,273	10,638,470
Present value discount	(34,656)	(37,256)

Total	199,817,521	195,930,482

(2) Deposits by customers are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Individual	67,168,383	66,285,132
Corporation	54,095,824	55,802,501
Banks	27,900,865	24,481,309
Government agencies	15,586,220	13,602,836
Other financial institutions	9,609,213	9,796,912
Government	8,011,696	9,931,364
Non-profit corporation	6,853,746	6,461,592
Educational organization	4,165,331	3,276,295
Foreign corporations	1,274,825	1,340,651
Others	5,186,074	4,989,146
Present value discount	(34,656)	(37,256)

Total	199,817,521	195,930,482

21. Borrowings and Debentures

(1) Borrowings are as follows (Unit: Korean Won in millions):

	March 31, 2012
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.5	999,538
Borrowings from government funds	Small and medium Business Corporation and others	1.8	2,139,763
Others	NH Bank and others	3.4	6,814,947

Sub-total			9,954,248

Borrowings in foreign currencies
Borrowings in foreign currencies	Commerz Bank AG and others	1.3	12,014,354
Offshore borrowings in foreign currencies	KDB Bank and others	1.2	5,689

Sub-total			12,020,043

Bills sold	Others	3.1	164,549
Call money	Banks	2.6	3,005,222
Bonds sold under repurchase agreements	Mirae assets Asset Management and others		8,536,350
Present value discount			(3,782)

Total			33,676,630

	December 31, 2011
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency
Borrowings of the Bank of Korea	The Bank of Korea	1.5	1,089,170
Borrowings from government funds	Korea Environment Management Corporation	2.1	2,119,147
Others	Korea Finance Corporation and others	3.2	6,842,681

Sub-total			10,050,998

Borrowings in foreign currencies
Borrowings in foreign currencies	Wilshire State Bank and others	1.3	12,140,368
Offshore borrowings in foreign currencies	KDB Bank and others	1.0	5,767

Sub-total			12,146,135

Bills sold	Others	2.9	181,102
Call money	Banks	2.5	4,393,138
Bonds sold under repurchase agreements	Mirae assets Asset Management and others		7,898,553
Present value discount			(3,217)

Total			34,666,709

(2) Debentures are as follows (Unit: Korean Won in millions):

	March 31, 2012		December 31, 2011
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	1.6 ~ 10.5	21,087,597	0.5 ~ 10.5	21,757,317
Subordinated bonds	4.5 ~ 8.7	6,900,779	4.5 ~ 10.3	7,316,553
Other bonds	—	229,092	—	244,892

Sub-total		28,217,468		29,318,762

Discounts on bond		(76,916)		(52,929)

Total		28,140,552		29,265,833

(3) Borrowings from financial institutions are as follows (Unit: Korean Won in millions):

	March 31, 2012
	Banks	Non-banks	Total
Borrowings in local currency	1,710,186	8,244,062	9,954,248
Borrowings in foreign currencies	6,835,926	5,184,117	12,020,043
Call money	763,322	2,241,900	3,005,222
Bonds sold under repurchase agreements	265,000	8,271,350	8,536,350

Total	9,574,434	23,941,429	33,515,863

	December 31, 2011
	Banks	Non-banks	Total
Borrowings in local currency	1,758,453	8,292,545	10,050,998
Borrowings in foreign currencies	6,694,915	5,451,220	12,146,135
Call money	1,276,638	3,116,500	4,393,138
Bonds sold under repurchase agreements	110,000	7,788,553	7,898,553

Total	9,840,006	24,648,818	34,488,824

Borrowings from the Bank of Korea are 999,538 million Won and 1,089,170 million Won as of March 31, 2012 and December 31, 2011, respectively.

22. Provision

(1) Provision is as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Asset retirement obligation	22,800	20,662
Provision for guarantee (*1)	490,398	464,687
Provision for unused commitments	140,504	134,530
Provision for credit card points	8,174	1,387
Other provision (*2)	298,184	271,042

Total	960,060	892,308

(*1)	Provisions for guarantee includes provision for financial guarantee of 206,621 million Won and 200,246 million Won as of March 31, 2012 and December 31, 2011, respectively.
(*2)	Other provisions include provision for litigation.

(2) Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012
	Provision for guarantee	Provision for unused commitment	Provision for credit card points	Other provision	Total
Beginning balance	464,687	134,530	1,387	271,042	871,646
Provisions provided	28,317	6,756	15,314	30,759	81,146
Provisions used and others	2,747	(69)	(8,527)	(1,466)	(7,315)
Reversal of unused amount	(5,353)	(713)	—	(2,151)	(8,217)

Ending balance	490,398	140,504	8,174	298,184	937,260

	For the year ended December 31, 2011
	Provision for guarantee	Provision for unused commitment	Provision for credit card points	Other provision	Total
Beginning balance	309,721	168,239	11,421	245,716	735,097
Provisions provided	156,749	5,317	9,342	47,583	218,991
Provisions used and others	14,932	23	(19,360)	(14,099)	(18,504)
Reversal of unused amount	(16,715)	(39,049)	(16)	(8,158)	(63,938)

Ending balance	464,687	134,530	1,387	271,042	871,646

(3) Changes in details of asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012	For the Year ended December 31, 2011
Beginning balance	20,662	25,958
Provisions provided	1,561	2,335
Provisions used	(234)	(488)
Depreciation	187	449
Reversal of unused amount	(959)	(176)
Increase (decrease) in restoration costs	1,583	(7,416)

Ending balance	22,800	20,662

23. Retirement Benefit Obligation

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

(1)	Retirement benefit obligation is as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Projected retirement benefit obligation	428,951	365,714
Fair value of plan assets	(277,953)	(246,010)

Liability recognized	150,998	119,704

(2)	Changes in carrying value of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012	For the year ended December 31, 2011
Beginning balance	365,714	227,729
Service cost	35,251	126,281
Interest cost	3,929	11,604
Actuarial loss	26,098	21,756
Foreign currencies translation adjustments	(123)	103
Retirement benefit paid	(2,033)	(20,476)
Curtailment or settlement	—	(1,565)
Others	115	282

Ending balance	428,951	365,714

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012	For the year ended December 31, 2011
Beginning balance	246,010	157,780
Expected return plan assets	3,667	8,211
Actuarial loss	(384)	(2,037)
Employer’s contributions	29,747	89,125
Retirement benefit paid	(1,177)	(7,736)
Curtailment or settlement	—	(1,265)
Others	90	1,932

Ending balance	277,953	246,010

(4)	Plan assets consist of mainly deposits which accounts for 62.50% and 63.23% of plan asset as of March 31, 2012 and December 31, 2011, respectively. Among plan asset, realized return on plan assets are 3,283 million Won and 6,174 million Won of plan asset for the three months ended March 31, 2012 and for the year ended December 31, 2011, respectively.

(5)	Past service cost, interest cost, expected return on plan asset, actuarial loss and loss on curtailment or settlement recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012	For the year ended December 31, 2011
Service cost	35,251	126,281
Interest expense	3,929	11,604
Expected return on plan assets	(3,667)	(8,211)
Actuarial loss	26,482	23,793
Loss on the curtailment or settlement	—	(300)

Total	61,995	153,167

(6)	Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	March 31, 2012	December 31, 2011
Discount rate	4.76%	4.76%
Inflation rate	2.30%	2.30%
Expected rate of return on plan assets	4.49%	4.49%
Future wage growth rate	5.21%	5.31%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

24. Other Financial Liabilities and Other Liabilities

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Other financial liabilities:
Payables	11,324,116	7,431,428
Accrued expenses	3,085,008	3,374,174
Borrowings from trust accounts	3,743,080	2,485,088
Refundable lease deposits	187,744	184,886
Agency business revenue	281,312	211,227
Foreign exchange payables	480,481	696,505
Domestic exchange payables	1,280,853	3,109,576
Miscellaneous liabilities	1,827,381	1,590,825

Sub-total	22,209,975	19,083,709

Other liabilities:
Income in advance	225,827	264,121
Other miscellaneous liabilities	337,712	305,662

Sub-total	563,539	569,783

Total	22,773,514	19,653,492

25. Derivatives

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2012
		Assets				Liabilities
	Nominal Amount	Fair value hedge	Cashflow hedge	Foreign hedge	For trading	Fair value hedge	Cashflow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	167,205,810	316,306	—	—	1,164,370	6,979	17,775	—	1,291,710
Interest rate futures	280,396	—	—	—	—	—	—	—	—
Long interest options	2,445,000	—	—	—	29,128	—	—	—	—
Short interest options	2,370,953	—	—	—	—	—	—	—	18,649
Currency:
Currency forwards	45,737,606	23	—	784	727,558	65	—	6,728	301,295
Currency swaps	27,458,839	—	—	—	944,242	—	—	—	1,165,118
Currency futures	830,919	—	—	—	—	—	—	—	—
Long option	1,830,035	—	—	—	291,167	—	—	—	—
Short option	1,795,361	—	—	—	—	—	—	—	15,407
Stock Index:
Stock index futures	36,281	—	—	—	—	—	—	—	—
Long stock	791,105	—	—	—	149,262	—	—	—	—
Short stock	1,310,373	—	—	—	—	—	—	—	297,513
Stock index swaps	109,688	—	—	—	50,729	—	—	—	126,410
Others:
Long option	139,096	—	—	—	11,318	—	—	—	—
Short option	140,743	—	—	—	—	—	—	—	6,445
Other forwards	21,996	—	—	—	153	—	—	—	100
Other swaps	56,019	—	—	—	25,908	—	—	—	23,854
Other futures	393	—	—	—	259	—	—	—	421

Total	252,560,613	316,329	—	784	3,394,094	7,044	17,775	6,728	3,246,922

	December 31, 2011
		Assets				Liabilities
	Nominal Amount	Fair value hedge	Cashflow hedge	Foreign hedge	For trading	Fair value hedge	Cashflow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	176,817,515	326,005	—	—	1,516,621	348	23,978	—	1,639,921
Interest rate futures	298,253	—	—	—	—	—	—	—	—
Long interest options	2,445,000	—	—	—	36,254	—	—	—	—
Short interest options	2,771,136	—	—	—	—	—	—	—	30,924
Currency:
Currency forwards	40,801,384	—	—	835	836,348	—	—	9,167	347,213
Currency swaps	27,832,325	—	—	—	973,215	—	—	—	1,315,693
Currency futures	1,086,199	—	—	—	—	—	—	—	—
Long option	1,957,680	—	—	—	396,268	—	—	—	—
Short option	1,890,912	—	—	—	—	—	—	—	26,938

Stock Index:
Stock index futures	18,946	—	—	—	—	—	—	—	—
Long stock	740,808	—	—	—	59,092	—	—	—	—
Short stock	1,281,750	—	—	—	—	—	—	—	262,981
Stock index swaps	2,396,314	—	—	—	36,441	—	—	—	253,853
Others:
Long option	234,408	—	—	—	17,771	—	—	—	—
Short option	239,000	—	—	—	—	—	—	—	11,911
Other forwards	10,516	—	—	—	239	—	—	—	253
Other swaps	157,937	—	—	—	27,648	—	—	—	35,148
Other futures	299	—	—	—	—	—	—	—	109

Total	260,980,382	326,005	—	835	3,899,897	348	23,978	9,167	3,924,944

Derivatives held for trading purpose are classified into financial assets on liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 19).

(2)	Gains or losses on valuation of derivatives applied hedge accounting are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Gains or losses from hedged items	16,667	16,918
Gains or losses from hedging instruments	(19,224)	(18,301)
Ineffective gains and losses of foreign hedging activities	(665)	74

26. Day 1 Profit and Loss

Changes in details of deferred day 1 profit and loss are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012	For the year ended December 31, 2011
Beginning balance	61,036	30,869
Recognition form new transactions
Financial assets at FVTPL	(47,718)	2,618
Financial liabilities at FVTPL	52,622	54,687

Sub-total	4,904	57,305

Realization in current period
Financial assets at FVTPL	(753)	7,797
Financial liabilities at FVTPL	437	(41,239)

Sub-total	(316)	(33,442)

Ending balance	65,624	54,732

Although no observable elements were available in market transaction to fair value the financial instruments, valuation techniques were utilized to fair value such instruments. These financial instruments are recorded at their fair values at the time of purchase even though there were differences noted on the transaction price and fair value obtained from valuation techniques. The table above shows the differences yet to be recognized in profits and losses and the details.

27. Capital Stock and Capital Surplus

(1) The number of authorized shares is as follows:

	March 31, 2012	December 31, 2011
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	806,015,340 shares	806,015,340 shares

As of March 31, 2012 and December 31, 2011, the Group holds 1,999 shares (14 million Won) of its treasury stock, respectively, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities.

(2) Capital surplus are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Capital in excess of par value	109,025	109,025
Other capital surplus	66,222	66,743

Total	175,247	175,768

28. Hybrid Securities

The bond-type hybrid securities classified as shareholder’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	March 31, 2012	December 31, 2011
The 1st bond-type hybrid securities	November 22, 2011	November 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	March 8, 2012	March 8, 2032	5.83	190,000	—
Issuance cost				(1,593)	(990)

Total				498,407	309,010

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stock and then, the Company are not be required to pay interest on the hybrid securities.

29. Other Equity

(1) Other equity is as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Other comprehensive income:
Gain on valuation of AFS financial assets	531,340	647,482
Gain on equity of jointly controlled entities and associates	762	4,940
Loss on FX translation on overseas operations	(17,851)	(2,772)
Gain (loss) on cashflow hedges	9,719	4,336

Sub-total	523,970	653,986

Treasury shares	(14)	(14)
Other capital adjustments	(62,320)	(67,551)

Total	461,636	586,421

(2) Changes in accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain on valuation of AFS financial assets	647,482	59,892	(217,168)	41,134	531,340
Gain on equity of jointly controlled entities and associates	4,940	(4,237)	—	59	762
Loss on FX translation on overseas operations	(2,772)	(13,697)	—	(1,382)	(17,851)
Gain on cashflow hedges	4,336	4,631	—	752	9,719

Total	653,986	46,589	(217,168)	40,563	523,970

	For the year ended December 31, 2011
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain on valuation of AFS financial assets	1,051,219	100,201	(576,844)	72,906	647,482
Gain on equity of jointly controlled entities and associates	24,970	(1,555)	(24,787)	6,312	4,940
Loss on FX translation on overseas operations	(16,221)	15,244	—	(1,795)	(2,772)
Gain on cash flow hedges	1,187	1,552	(749)	2,346	4,336

Total	1,061,155	115,442	(602,380)	79,769	653,986

30. Retained Earnings

(1) Retained earnings are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Legal reserves	1,035,849	1,005,401
Voluntary reserves	8,528,008	8,256,000
Retained earnings carried forward	3,296,543	3,161,321

Total	12,860,400	12,422,722

Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than 10% of net income until reaching an amount equal to the Company’s capital.

(2) Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Beginning balance	12,422,722	10,489,339
Net income	645,024	2,136,828
Dividends on common stock	(201,503)	(201,503)
Dividends on hybrid securities	(5,265)	(1,942)
Others	(578)	—

Ending balance	12,860,400	12,422,722

31. Planned Regulatory Reserve for Credit Loss

In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if the estimated provision for credit loss determined in accordance with K-IFRS 1039 Financial instruments: Recognition and Measurement is lower than those in accordance with the RSFHC, the Group shall disclose the difference as the regulatory reserve for credit loss.

(1)	Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Controlling interests	1,443,521	1,339,430
Non-controlling interests	11,471	12,336

Ending balance	1,454,992	1,351,766

(2)	Reserve, net income attributable to shareholders and earnings per share after the reserve provided are as follows (Unit: Korean Won in millions, except for earnings per share):

	For the three months ended March 31
	2012	2011
Planned regulatory reserve for credit loss	104,091	59,373
Net income after the planned reserve provided	540,933	443,243

Earnings per share after the planned reserve provided (*)	665	550

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the planned reserve provided.

32. Dividends

The Group paid 201,503 million Won (250 Won per share) of dividends in 2011 and resolved to pay 201,503 million Won (250 Won per share) of dividends in 2012 respectively.

33. Net Interest Income

(1) Interest income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Financial assets at FVTPL:
Debt securities
Korean treasury and government agencies	31,114	42,168
Financial institutions	47,598	31,185
Corporates	40,829	31,854
CP	23,454	26,854
Interest of other FVTPL financial assets	30,125	32,790

Sub-total	173,120	164,851

AFS financial assets:
Debt securities
Korean treasury and government agencies	37,060	38,810
Financial institutions	51,745	53,484
Corporates	37,424	19,773
Asset-backed securities	256	919
Foreign government	1,395	2,032
Beneficiary certificates	—	386
Interest of other AFS financial assets	1,626	1,108

Sub-total	129,506	116,512

HTM financial assets:
Debt securities
Korean treasury and government agencies	84,263	71,699
Financial institutions	51,684	72,534
Corporates	77,808	63,479
Asset-backed securities	—	73
Foreign government	1,117	2,201

Sub-total	214,872	209,986

Loans and receivables:
Interest on deposits	55,246	31,993
Interest on loans	3,245,127	2,990,394
Interest of other receivables	26,452	43,766

Sub-total	3,326,825	3,066,153

Total	3,844,323	3,557,502

(2) Interest expense recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Interest on deposits due to customers	1,377,908	1,193,765
Interest on borrowings	205,939	196,629
Interest on debentures	361,814	404,198
Other interest expense	36,589	29,580

Total	1,982,250	1,824,172

34. Net Fees and Commissions Income

(1) Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Banking fees:
Banking fees (*)	204,348	190,184
Guarantee fees	25,735	20,826
Fees from project financing	8,169	6,909

Sub-total	238,252	217,919

Other fees:
Credit card fees	9,764	9,755
CMA management fees	1,402	1,519
Lease	3,579	3,660
Brokerage fees	143,197	169,140
Others	31,344	30,213

Sub-total	189,286	214,287

Total	427,538	432,206

(*)	Banking fees are including agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2) Fees and commission expense incurred are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Fees paid	28,413	26,967
Credit card commission	106,285	84,030
Brokerage commission	17,624	4,759
Others	1,876	3,133

Total	154,198	118,889

35. Dividend Income

Dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Dividend of financial assets at FVTPL	15,096	13,653
Dividend of AFS financial assets	55,849	75,204

Total	70,945	88,857

36. Gain (Loss) on Financial Assets at FVTPL

(1) Gain (loss) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Gain (loss) on valuation and disposal of securities:
Loss on redemption of securities	(2,675)	(3,134)
Gain on transaction of securities	61,610	4,355
Gain (loss) on valuation of securities	3,603	(38,804)

Sub-total	62,538	(37,583)

Gain (loss) on derivatives:
Gain (loss) on transaction of derivatives
Interest rate derivatives	16,864	10,793
Currency derivatives	(6,220)	18,043
Stock equity derivatives	(3,711)	49,108
Other derivatives	(1,576)	5,449

Sub-total	5,357	83,393

Gain (loss) on valuation of derivatives
Interest rate derivatives	(18,542)	7,163
Currency derivatives	1,326	27,539
Stock equity derivatives	180,099	(44,100)
Other derivatives	15,848	(4,859)

Sub-total	178,731	(14,257)

Total	246,626	31,553

(2) Gain (loss) on valuation of financial assets designated at FVTPL is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Gain on redemption of securities	4,205	10,128
Gain (loss) on valuation of securities	38,157	(7,502)
Loss on transaction of other financial assets designated at FVTPL	(74,820)	(68,190)
Gain (loss) on valuation of other financial assets designated at FVTPL	(237,332)	85,982

Total	(269,790)	20,418

37. Gain (Loss) on Available-for-Sale Financial Assets

Gain (loss) on AFS financial assets recognized in statements of comprehensive income is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Gain on redemption of securities	44	21
Gain on transaction of securities	286,791	77,047
Impairment loss or reversal of impairment on securities	(10,823)	(62,645)

Total	276,012	14,423

38. Impairment Loss on Credit Loss

Impairment loss on credit loss recognized for credit loss is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Bad debt expenses	417,597	441,835
Reversal of provision for credit loss	(12,878)	(43,489)

Sub-total	404,719	398,346

Provision for guarantee	28,317	72,660
Reversal of provision for guarantee	(5,353)	(10,301)

Sub-total	22,964	62,359

Provision for loan commitment	6,756	2,174
Reversal of provision for loan commitment	(713)	(10,319)

Sub-total	6,043	(8,145)

Total	433,726	452,560

39. Other Net Operating Income (Expense)

(1) Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Gain on transaction of FX	1,123,002	1,450,619
Gain on translation of FX	3,651	2,831
Rental fee income	3,455	6,028
Gain on transactions of loans and receivables	5,558	7,218
Gain on disposal of investment in jointly controlled entities and associates	3,071	33,289
Gain on disposal of premises and equipment and other assets	459	3,459
Reversal of impairment loss of premises and equipment and other assets	2,015	2,315
Gain on transactions of derivatives	1	—
Gain on valuations of derivatives	3,739	8,080
Gain on fair value hedged items	20,649	19,448
Reversal of other provisions	3,345	8,621
Others	20,385	17,773

Total	1,189,330	1,559,681

(2) Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Administrative expenses	934,195	825,867
Loss on transaction of FX	1,055,605	1,428,513
Loss on translation of FX	6,037	7,213
Contribution to miscellaneous funds	92,344	85,153
KDIC deposit insurance fees	64,241	59,291
Donation	31,596	14,543
Loss on transactions of loans and receivables	1,006	27,855
Loss on disposal of joint controlling entity and associates	18,079	—
Loss on disposal of premises and equipment and other assets	1,054	1,163
Impairment loss of premises and equipment and other assets	6,157	964
Loss on transactions of derivatives	178	1,984
Loss on valuations of derivatives	22,827	24,324
Loss on fair value hedged items	3,982	2,530
Other provision	46,078	7,296
Others	9,290	19,647

Total	2,292,669	2,506,343

(3) Administrative expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Short term employee benefits	387,539	333,509
Retirement benefit service costs	63,231	43,456
Fringe benefits	98,141	86,741
Depreciation and amortization	73,611	67,507
Rent	62,378	57,044
Taxes and dues	45,698	42,902
Service charges	50,567	38,210
IT expenses	21,328	23,424
Telephone and communication expenses	17,538	15,201
Operating promotion expenses	17,756	13,648
Advertising	20,100	22,326
Printing	3,678	3,614
Traveling expenses	4,237	3,815
Supplies	2,912	2,671
Insurance premium	1,979	1,923
Others	63,502	69,876

Total	934,195	825,867

40. Income Tax Expense

(1) Income tax expenses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Current tax expense
Current tax expense in respect of the current year	233,667	160,457
Adjustments recognized in the current period in relation to the current tax of prior periods	6,226	(29,653)

Sub-total	239,893	130,804

Deferred tax expense
Deferred tax expense (income) relating to the origination and reversal of temporary differences	(53,995)	213,703
Deferred tax reclassified from other comprehensive income to net income	40,563	(131,293)

Sub-total	(13,432)	82,410

Income tax expense	226,461	213,214

(2) Income tax expense can be reconciled to net income as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Net income before income tax expense	940,825	848,522
Tax calculated at statutory tax rate (24.2%)	225,507	205,316
Adjustments
Effect of income that is exempt from taxation	(14,798)	(3,835)
Effect of expense that is not deductible in determining taxable profit	24,619	17,826
Effect on deferred tax balance due to the change in income tax rate	—	6,860
Adjustments recognized in the current period in relation to the current tax of prior periods	6,226	(29,653)
Others	(15,093)	16,700

Sub-total	954	7,898

Income tax expense	226,461	213,214

Effective tax rate	24.1%	25.1%

(3) Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Current tax assets	25,770	56,570
Current tax liabilities	385,259	274,257

(4) Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Deferred tax assets	81,452	79,980
Deferred tax liabilities	207,908	260,431

Net deferred tax liabilities	126,456	180,451

41. Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	For the three months ended March 31
	2012	2011
Net income attributable to common shareholders	645,024	502,616
Dividends to hybrid securities	(5,265)	—
Net income attributable to common shareholders	639,759	502,616
Weighted average number of common shares outstanding	806,013,341 shares	806,012,779 shares
Basic EPS	794	624

Diluted EPS is equal to basic EPS because there is no dilution effect for the three months ended March 31, 2012 and 2011, respectively.

42. Contingent Liabilities and Commitments

(1) Guarantees (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Confirmed guarantees
Guarantee for debenture issuances	135	135
Guarantee for loans	303,925	290,799
Acceptances	746,162	840,437
Guarantee in acceptances imported goods	140,842	142,073
Other confirmed guarantees	10,208,286	10,297,667

Total	11,399,350	11,571,111

Unconfirmed guarantees
Local letter of credit	1,015,973	1,003,258
Letter of credit	5,825,446	4,837,106
Other unconfirmed guarantees	2,935,109	3,133,110

Total	9,776,528	8,973,474

CP purchase commitments and others	6,009,302	6,157,569

(2) Loan commitments and others (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Loan commitments	87,616,548	88,400,600
Other commitments	8,434,861	9,154,660

(3) Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions):

	March 31, 2012		December 31, 2011
	As plaintiff	As dependent	As plaintiff	As dependent
Number of cases	934 cases	324 cases	804 cases	292 cases
Amount of litigation	1,111,910	754,083	1,144,087	788,852
Allowances for litigations	—	290,431	—	261,508

As of March 31, 2012, significant lawsuits which the Group is facing, are due to division of structured finance’s financial incident of 2010 Gongpyung 1st Co., Ltd. amounting to 65,000 million Won (Kyongnam Bank), payment of seized deposit of Seocho District Tax Office amounting to 45,000 million Won (Woori Bank), and reimbursement of advances of Hanley Shipping INC amounting to 37,000 million Won (Woori Bank).

Sues from the electronic reminder (payment orders for unpaid credit card receivables to individuals) are not included on the litigations as of March 31, 2012 and December 31, 2011, and about that, there are no significant effects on the financial statements as of March 31, 2012 and December 31, 2011, respectively.

43. Lease

(1) Operating lease

Minimum lease payments’ collection under the operating lease agreement is as follows (Unit: Korean Won in millions):

	March 31, 2012		December 31, 2011
	Local currencies	Foreign currencies	Local currencies	Foreign currencies
1 year	140	1,199	155	1,844
2 years	38	—	66	—

Total	178	1,199	221	1,844

(2) Finance lease receivables

Present value of gross investment and minimum lease payments are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
1 year	302,327	301,025
2 years	241,323	242,867
3 years	149,908	152,402
4 years	17,688	23,000
5 years	2,717	3,715

Gross investment in lease	713,963	723,009
Unrealized interest revenue	(75,777)	(78,463)

Net investment in lease	638,186	644,546
Receivables of cancellable lease	1,057	673
Costs of finance lease	16,365	16,545

Receivables of finance lease	655,608	661,764
Provision for credit losses	(4,138)	(3,831)

Total	651,470	657,933

(3) Finance lease liabilities

Present value of minimum lease payments under the finance lease agreement are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Within 1 year	32,698	34,151
From 1 to 5 years	54,958	48,535
Sub - total	87,656	82,686
Present value discount	(6,276)	(5,767)

Present value	81,380	76,919

44. Related Party Transactions

Related parties of the Group and major transactions with related parties during the current and prior period are as follows:

(1) Related parties

Government related entity: (Ultimate controlling party)	KDIC

Jointly controlled entities:	Woori Aviva Life Insurance Co., Ltd., Woori Blackstone Korea Opportunity First and Woori Renaissance Holdings

Associates:	Korea Credit Bureau Co., Ltd., Woori Service Networks Co., Ltd., Korea Finance Security, Kumho Tires Co., Inc, Hyunjin Co., Ltd., Chungdo Woori Century Security Corp, Ltd., Phoenix Digital Tech Co., Ltd., Bonghwang Semiconductor Yuhan Gongsa, Seoul Lakeside Co., Ltd, Jin Heung Enterprise Co., Ltd., LIG E&C Co., Ltd., United PF 1st Corporate Financial Stability, Woori SB Fifth Asset Securitization Specialty and 16 SPCs for the rest.

(2) Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Government related entity
Loans and receivables	—	999,543
Other financial assets	1,013,279	862,919
Deposits liabilities	103,600	251,916
Other financial liabilities	1,774	208
Other liabilities	137	690
Jointly controlled entities
AFS financial assets	23,193	34,704
Loans and receivables	8,807	8,428
Other assets	753	83
Deposits liabilities	1,247	4,217
Other financial liabilities	—	691
Other liabilities	234	234
Associates
AFS financial assets	30,058	25,557
Loans and receivables	450,250	415,334
Deposits liabilities	53,103	75,070
Provision	896	1,907
Other financial liabilities	537	371
Other liabilities	—	8

(3) Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Government related entity
Interest income	8,746	9,590
Interest expense	1,366	2,866
Other operating expense	1,194	767
Jointly controlled entities
Fee income	4,025	5,217
Other operating income	1,023	985
Interest expense	2	37
Fees and commissions expense	25	—
Other operating expense	102	159
Associates
Interest income	1,692	1,783
Interest expense	284	300
Other operating expense	57	47

(4) Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Kumho Tires Co., Inc.	—	4,844	Unconfirmed guarantees
"	982	660	Endorsed notes
"	17,139	17,303	Commitments on loss sharing
"	23,670	18,091	Letter of credit
Hyunjin Co., Ltd.	765	287	Confirmed acceptances and guarantees
Jin Heung Enterprise Co., Ltd.	312	192	Letter of credit

(5) Management compensation is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Short term benefits	8,102	5,707
Severance payments	879	372

45. Subsequent events

Woori PE, a subsidiary of the Group, is in progress sale of Kumho Investment Bank which the Group has 41.44% of ownership, such as selecting sale managing company, receiving letter of intent, and selecting candidate a buyer.

46. Agreement on the Implementation of a Management Plan

(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3) In addition, on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in premises and equipment, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Audit•Tax•Consulting•Financial Advisory

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Woori Finance Holdings Co., Ltd.:

Report on the separate financial statements

We have reviewed the accompanying separate financial statements of Woori Finance Holdings Co., Ltd. (the “Company”). The separate financial statements consist of the separate statements of financial position as of March 31, 2012 and the related separate statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the separate financial statements

The Company’s management is responsible for the preparation and fair presentation of the accompanying separate financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying separate financial statements based on our review.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate financial statements of the Company are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Others

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the separate statement of financial position of the Company as of December 31, 2011 and the related separate statement of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) and in our report dated March 21, 2012, we expressed an unqualified opinion on those separate financial statements. The accompanying statement of financial position as of December 31, 2011, which is comparatively presented in the accompanying separate financial statement, does not differ in material respects from such audited separate statement of financial position.

May 25, 2012

Notice to Readers

This report is effective as of May 25, 2012, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying financial separate statements and may result in modifications to the accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of the Company.

Pal Seung Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

	March 31, 2012	December 31, 2011
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 26)	673,752	33,538
Loans and receivables (Notes 4, 6, 7 and 26)	82,129	36,691
Investments in subsidiaries and associates (Note 8)	17,825,203	17,825,203
Fixed assets (Notes 9 and 25)	479	515
Intangible assets (Note 10)	28	29
Deferred tax assets (Note 23)	2,215	2,158
Other assets (Notes 11, 13 and 26)	292,884	204,871

Total assets	18,876,690	18,103,005

LIABILITIES
Debentures (Notes 4, 7 and 12)	3,654,283	3,653,968
Retirement benefit obligation (Notes 13 and 26)	716	—
Current tax liability (Note 23)	289,720	201,361
Other financial liabilities (Notes 4, 7, 14 and 26)	230,782	30,632
Other liabilities (Note 14)	2,891	2,823

Total liabilities	4,178,392	3,888,784

EQUITY
Common stock (Note 15)	4,030,077	4,030,077
Hybrid securities (Note 16)	498,407	309,010
Capital surplus (Note 15)	109,026	109,026
Other equity (Note 17)	(14)	(14)
Retained earnings (Note 18)	10,060,802	9,766,122

Total equity	14,698,298	14,214,221

Total liabilities and equity	18,876,690	18,103,005

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

	2012	2011
	(Korean Won in millions, except for earnings per share data)
NET INTEREST INCOME (EXPENSE) (Notes 19 and 26)
Interest income	1,227	954
Interest expense	47,765	56,676

	(46,538)	(55,722)

NET FEE INCOME (Notes 20 and 26)
Fee income	15,036	17,813
Fee expense	606	2,683

	14,430	15,130

DIVIDEND INCOME (Notes 21 and 26)	544,924	500,438
OTHER NET OPERATING EXPENSES (Notes 22 and 27)	(11,425)	(12,478)

OPERATING INCOME	501,391	447,368
INCOME BEFORE INCOME TAX	501,391	447,368
INCOME TAX EXPENSE (INCOME) (Note 23)	(57)	169

NET INCOME	501,448	447,199

OTHER COMPREHENSIVE INCOME, NET OF TAX	—	—

COMPREHENSIVE NET INCOME	501,448	447,199

EARNING PER SHARE (Note 24)
Basic and diluted earnings per share	616	555

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

	Common	Hybrid	Capital	Other	Retained
	stock	securities	surplus	equity	earnings	Total
	(Korean Won in millions)
January 1, 2011	4,030,077	—	84,488	(18)	9,689,624	13,804,171
Dividends	—	—	—	—	(201,503)	(201,503)
Net income	—	—	—	—	447,199	447,199

March 31, 2011	4,030,077	—	84,488	(18)	9,935,320	14,049,867

January 1, 2012	4,030,077	309,010	109,026	(14)	9,766,122	14,214,221
Dividends	—	—	—	—	(201,503)	(201,503)
Dividends of hybrid securities	—	—	—	—	(5,265)	(5,265)
Net income	—	—	—	—	501,448	501,448
Issue of hybrid securities	—	189,397	—	—	—	189,397

March 31, 2012	4,030,077	498,407	109,026	(14)	10,060,802	14,698,298

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

	2012	2011
	(Korean Won in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	501,448	447,199
Adjustment to net income:	(498,443)	(444,547)
Income tax expense (income)	(57)	169
Interest income	(1,227)	(954)
Interest expense	47,765	56,676
Dividend income	(544,924)	(500,438)
Depreciation	46	102
Amortization	1	1
Retirement benefit	401	638

Changes in operating assets and liabilities:	(37,108)	(6,172)
Increase in loans and receivables	(36,701)	(5,096)
Decrease in other assets	332	198
Decrease (increase) in retirement benefit obligation	328	(225)
Decrease in other financial liabilities	(1,136)	(1,124)
Increase in other liabilities	69	75

Cash received from (paid for) operating activities:	489,423	445,038
Income tax paid	—	—
Interest income received	598	294
Interest expense paid	(47,991)	(55,694)
Dividend income received	536,816	500,438

Net cash provided by operating activities	455,768	442,259

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

	2012	2011
	(Korean Won in millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of investments in subsidiaries and associates	—	(110,000)
Acquisition of fixed assets	(10)	(11)

Net cash used in investing activities	(10)	(110,011)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issue of debentures	99,640	209,228
Increase in borrowings	35,000	10,000
Issue of hybrid securities	189,396	—
Redemption of debentures	(100,000)	(50,000)
Redemption of borrowings	(35,000)	(10,000)
Dividends of hybrid securities	(4,580)	—

Net cash provided by financing activities	184,456	159,228

NET INCREASE IN CASH AND CASH EQUIVALENTS	640,214	491,476

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	33,538	65,346

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	673,752	556,822

See accompanying notes to separate financial statements.

WOORI FINANCE HOLDINGS CO., LTD

NOTES TO SEPARATE FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

1. GENERAL

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly known as Peace Bank of Korea which merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries including Woori Bank and 133 second-tier subsidiaries including Woori Credit Information Co., Ltd. as of March 31, 2012.

As its incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share) issued. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued, as of March 31, 2012. KDIC owns 459,198,609 shares out of total outstanding shares, representing 56.97% ownership of the Company.

On June 24, 2002, the Company listed its common shares on the Korea Exchange (“KRX”). On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1) Basis of presentation of financial statements

The Company’s interim separate financial statements for the three months ended March 31, 2012 are prepared in accordance with K-IFRS 1034 Interim Financial Reporting. It is necessary to use the annual financial statement for the year ended December 31, 2011 for the understanding of the interim financial statements.

The accompanying financial statements are the Company’s separate financial statements in accordance with K-IFRS 1027 Consolidated and Separate Financial Statements.

Unless stated below, the accounting policies have been applied consistently with the annual separate financial statements in order to prepare the separate financial statements for the three months ended March 31, 2012.

The Company has newly adopted the following new standards and interpretations that made changes in accounting policies.

Amendments to K-IFRS 1107 Disclosures – Transfers of Financial Assets

The amendments to K-IFRS 1107 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The Company’s adoption of the amendments did not have any impact on its financial statements.

Amendments to K-IFRS 1012 Deferred Tax – Recovery of Underlying Assets

Under the amendments, investment properties that are measured using the fair value model in accordance with K-IFRS 1040 Investment Property and non-depreciable property and equipment that are measured using revaluation model in accordance with K-IFRS 1016 Property, plant and equipment, regardless of the measurement method of book value of non-depreciable property and equipment, are presumed to be recovered through sale for the purposes of measuring deferred taxes. The Company’s adoption of the amendments did not have any impact on its financial statements.

Amendments to K-IFRS 2114 – Minimum Funding Requirements

The amendments permit the benefit of such prepayment to be recognised as an asset. The Company’s adoption of the amendments did not have any impact on its financial statements.

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relates to eliminate on of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019 and accelerate the recognition of past service costs. The amendments to K-IFRS 1019 are effective for annual periods beginning on or after January 1, 2013.

Enactment of K-IFRS 1113 – Fair Value Measurement

K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. K-IFRS 1113 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company anticipates that the amendments and enactment listed above may not have significant impact on the Company’s financial statements.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgment which the management made about the application of the Company’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the financial statements for the year ended December 31, 2011.

4. RISK MANAGEMENT

The Company’s operating activity is exposed to various financial risks; hence, the Company is required to analyze and assess the level of complex risks, determine the permissible level of risks or manage the risks. The Company’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risk and its impact.

The Company has established an approach to manage the acceptable level of risks to the Company and eliminate the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Company has implemented processes for risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk management department of the Company manages risks based on the Company’s policy. The risk management committee makes the decision on its risk strategy such as allocation of capital at risk and establishment of risk limit.

(1) Credit risk

Credit risk represents the possibility of financial loss incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

In order to measure its credit risk, the Company considers the possibility of failure in performing its obligation to its counterparties, credit exposure of the counterparty and the related default risk, and the rate of default loss. The Company uses credit rating model to assess the possibility of counterparty’s default risk and when assessing the obligor’s credit grade, the Company utilizes a grade derived using statistical methods other than using the obligor’s financial statements and exercising management’s judgment.

2) Credit line management

The Company establishes the appropriate credit line per co-obligor, company and industry to manage credit risk and considers the management of co-obligors, total exposures and loan portfolios when a loan is approved.

3) Credit risk mitigation

The Company mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Company has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Company regularly performs a revaluation of collateral reflecting such credit risk mitigation.

4) Maximum exposure to credit risk

The Company’s maximum exposure to credit risk is as follows in carrying amounts (Unit: Korean Won in millions):

	March 31, 2012
	Banks	Companies	Total
Loans neither overdue nor impaired	80,773	1,361	82,134
Loans overdue but not impaired	—	—	—
Impaired loans	—	—	—

Total	80,773	1,361	82,134

Provisions for bad debts	—	5	5

Net amount	80,773	1,356	82,129

	December 31, 2011
	Banks	Companies	Total
Loans neither overdue nor impaired	34,179	2,517	36,696
Loans overdue but not impaired	—	—	—
Impaired loans	—	—	—

Total	34,179	2,517	36,696

Provisions for bad debts	—	5	5

Net amount	34,179	2,512	36,691

Above financial assets are all maintained at or above the permissible level of credit rating.

(2) Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities, the Company makes judgment to avoid, bear or mitigate risks by identifying the underlying source of the risks: measuring parameters and evaluating their appropriateness.

2) Market risk measurement

The Company uses both a standard risk measurement model and an internal risk measurement model approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital, while an internal risk measurement model is used to calculate general capital market risk and it is used to measure internal risk.

3) Risk limit management

As of March 31, 2012 and December 31, 2011, the Company is not exposed to market risk in connection with trading activities.

4) Sensitivity analysis of market risk

The Company performs the sensitivity analysis for trading and non-trading activities. As of March 31, 2012 and December 31, 2011, the Company is exposed only to interest rate risk from non-trading activities.

Based on market risk sensitivity analysis of non-trading activities, Earning at Risk (“EaR”) and Value at Risk (“VaR”) are as follows (Unit: Korean Won in millions):

March 31, 2012		December 31, 2011
EaR	VaR	EaR	VaR
(22,708)	(146,563)	(18,863)	(157,009)

5) Other market risk

The Company estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years
March 31, 2012	Loans and receivables	37,549	—	36,521	1,028	—	—
	Debentures	4,076,693	265,675	291,978	238,564	36,467	3,244,009

December 31, 2011	Loans and receivables	1,040	—	—	—	1,040	—
	Debentures	4,106,100	146,424	264,676	290,978	237,566	3,166,456

(3) Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of the mismatching of uses of funds (liabilities) and sources of funds (assets) or unexpected cash outflows. All assets and liabilities on the separate statements of financial position and derivative financial instruments off-balance sheet are subject to liquidity risk management. Assets and liabilities are grouped by respective accounts under Asset Liability Management (“ALM”) in accordance with the characteristics of the accounts. The Company manages liquidity risk by identifying the maturity gap and gap ratio through various cash flows analysis (i.e. based on remaining maturity, contract period, etc.); while maintaining the gap ratio at or below the set limit.

2) Maturity analysis of non-derivative financial liabilities

The Company’s maturity analysis of non-derivative financial liabilities, according to the remaining maturity as of March 31, 2012 and December 31, 2011 are as follows (Unit: Korean Won in millions):

		Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years
March 31, 2012	Debentures	4,076,693	265,675	291,978	238,564	36,467	3,244,009
	Other financial liabilities	230,782	230,782	—	—	—	—

December 31, 2011	Debentures	4,106,100	146,424	264,676	290,978	237,566	3,166,456
	Other financial liabilities	30,632	30,632	—	—	—	—

Above maturity analysis assumes that the contractual maturity is the same as the expected maturity and includes both principal and interest cash flows.

(4) Capital risk management

Pursuant to Financial Holding Company Supervisory Regulation, the Company calculates and manages the debt ratio as ‘total liability divided by total equity subtracting regulatory reserve for bad debt’; and calculates the dual leverage ratio as ‘total invested amount on subsidiaries divided by total equity subtracting regulatory reserve for bad debt’, for capital risk management purposes.

Debt ratio and dual leverage ratio are as follows:

March 31, 2012		December 31, 2011
Debt ratio	Dual leverage ratio	Debt ratio	Dual leverage ratio
28.43%	121.27%	27.36%	125.40%

5. CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Demand deposit	243,752	33,538
Time deposit	430,000	—

	673,752	33,538

6. LOANS AND RECEIVABLES

(1) Details of loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Deposits	36,189	—
Loans	1,000	1,000
Provisions for bad debts	(5)	(5)
Receivables	10,081	1,460
Accrued income	361	57
Refundable rent deposits	36,175	36,175
Present value discount on refundable deposits	(1,672)	(1,996)

	82,129	36,691

(2) Details of changes in provisions for bad debts are as follows (Unit: Korean Won in millions):

	Three months ended March 31, 2012	Year ended December 31, 2011
Beginning balance	5	6
Reversal	—	(1)

Ending balance	5	5

7. THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value and book value of financial assets and liabilities measured at amortized costs are as follows (Unit: Korean Won in millions):

		March 31, 2012		December 31, 2011
		Fair Value	Book Value	Fair Value	Book Value
Financial assets	Loans and receivables (*1)	82,129	82,129	36,691	36,691
Financial liabilities	Debentures	3,747,880	3,654,283	3,758,636	3,653,968
	Other financial liabilities (*1)	230,782	230,782	30,632	30,632

		3,978,662	3,885,065	3,789,268	3,684,600

(*1)	As the Company considers the difference between the book value and fair value to be no significant differences, it uses book value the relevant fair value of financial assets and liabilities.

8. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Investments in subsidiaries and associates accounted for using the cost method are as follows (Unit: Korean Won in millions):

Company	Country	Financial year end as of	March 31, 2012		December 31, 2011
			Owner- ship (%)	Carrying value	Owner- ship (%)	Carrying value
Woori Bank	Korea	Dec. 31	100.0	13,621,824	100.0	13,621,824
Kwangju Bank	"	Dec. 31	100.0	976,291	100.0	976,291
Kyongnam Bank	"	Dec. 31	100.0	1,443,662	100.0	1,443,662
Woori FIS Co., Ltd.	"	Dec. 31	100.0	15,013	100.0	15,013
Woori Investment & Securities Co., Ltd.	"	Mar. 31	37.9	1,036,749	37.9	1,036,749
Woori F&I Co., Ltd.	"	Dec. 31	100.0	206,563	100.0	206,563
Woori Asset Management Co., Ltd.	"	Mar. 31	100.0	67,456	100.0	67,456
Woori Private Equity Co., Ltd.	"	Dec. 31	100.0	34,246	100.0	34,246
Woori Financial Co., Ltd.	"	Dec. 31	52.5	207,346	52.5	207,346
Woori Aviva Life Insurance Co., Ltd. (*1)	"	Mar. 31	51.6	106,053	51.6	106,053
Woori FG Savings Bank	"	Jun. 30	100.0	110,000	100.0	110,000

				17,825,203		17,825,203

(*1)	As a jointly controlled entity, Woori Aviva Life Insurance Co., Ltd. is not included in the consolidated subsidiaries.

9. FIXED ASSETS

(1) Details of fixed assets are as follows (Unit: Korean Won in millions):

	March 31, 2012
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,696	540	2,236
Accumulated depreciation	(1,387)	(370)	(1,757)

	309	170	479

	December 31, 2011
	Properties for business purposes	Structures in leased office	Total
Acquisition cost	1,688	539	2,227
Accumulated depreciation	(1,358)	(354)	(1,712)

	330	185	515

(2) Details of changes in fixed assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012
	Properties for business purposes	Structures in leased office	Total
Beginning balance	330	185	515
Acquisition	8	2	10
Depreciation	(29)	(17)	(46)

Ending balance	309	170	479

	For the year ended December 31, 2011
	Properties for business purposes	Structures in leased office	Total
Beginning balance	456	137	593
Acquisition	111	105	216
Depreciation	(237)	(57)	(294)

Ending balance	330	185	515

10. INTANGIBLE ASSETS

(1) Details of intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	107	15	159
Accumulated depreciation	(36)	(95)	—	(131)

	1	12	15	28

	December 31, 2011
	Computer software	Industrial property rights	Membership deposit	Total
Acquisition cost	37	107	15	159
Accumulated depreciation	(36)	(94)	—	(130)

	1	13	15	29

(2) Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2012
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	1	13	15	29
Amortization	—	(1)	—	(1)

Ending balance	1	12	15	28

	For the year ended December 31, 2011
	Computer software	Industrial property rights	Membership deposit	Total
Beginning balance	2	17	15	34
Amortization	(1)	(4)	—	(5)

Ending balance	1	13	15	29

11. OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Prepaid expenses	2,000	2,285
Plan assets (Note 13)	—	13
Payment in suspense	—	48
Consolidated corporate taxes assets	290,884	202,525

	292,884	204,871

12. DEBENTURES AND BORROWINGS

(1) Details of debentures are as follows (Unit: Korean Won in millions):

	Issuance date	Annual interest rate (%)	Maturity	March 31, 2012	December 31, 2011
Series 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012	250,000	250,000
Series 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012	140,000	140,000
Series 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013	170,000	170,000
Series 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013	60,000	60,000
Series 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012	—	100,000
Series 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014	150,000	150,000
Series 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015	300,000	300,000
Series 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012	220,000	220,000
Series 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014	80,000	80,000
Series 28-1st bonds	Nov. 13, 2009	5.21	Nov. 13, 2012	60,000	60,000
Series 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013	140,000	140,000
Series 29-1st bonds	May 20, 2010	4.45	May 20, 2013	30,000	30,000
Series 29-2nd bonds	May 20, 2010	5.11	May 20, 2015	220,000	220,000
Series 30-1st bonds	Aug. 3, 2010	4.51	Aug. 3, 2013	50,000	50,000
Series 30-2nd bonds	Aug. 3, 2010	4.97	Aug. 3, 2015	250,000	250,000
Series 31-1st bonds	Nov. 9, 2010	3.98	Nov.9, 2013	100,000	100,000
Series 31-2nd bonds	Nov. 9, 2010	4.32	Nov.9, 2014	150,000	150,000
Series 32nd bonds	Feb. 24, 2011	4.39	Feb. 24, 2014	50,000	50,000
Series 33rd bonds	Mar. 14, 2011	4.23	Mar. 14, 2014	160,000	160,000
Series 34-1st bonds	May 24, 2011	4.06	May 24, 2014	100,000	100,000
Series 34-2nd bonds	May 24, 2011	4.22	May 24, 2016	100,000	100,000
Series 35-1st bonds	Aug. 25, 2011	4.04	Aug. 25, 2014	100,000	100,000
Series 35-2nd bonds	Aug. 25, 2011	4.08	Aug. 25, 2016	150,000	150,000
Series 36-1st bonds	Oct. 28, 2011	4.08	Oct. 28, 2013	170,000	170,000
Series 36-2nd bonds	Oct. 28, 2011	4.16	Oct. 28, 2014	180,000	180,000
Series 36-3rd bonds	Oct. 28, 2011	4.30	Oct. 28, 2016	180,000	180,000
Series 37th bonds	Feb. 7, 2012	3.96	Feb. 7, 2017	100,000	—

				3,660,000	3,660,000
Less: discounts on bonds payable				(5,717)	(6,032)

Total				3,654,283	3,653,968

All debentures above are to be paid in full at maturity.

(2)	Details of the Company’s line of credits are as follows. In addition, as of March 31, 2012 and December 31, 2011, there is no outstanding amount from the line of credit (Unit: Korean Won in millions):

	Annual interest rate (%)	Maturity	Line of credit
Hana Bank	CD(3M)+1.65	November 30, 2012	100,000
Kookmin Bank	CD(3M)+1.65	November 30, 2012	150,000

			250,000

13. RETIREMENT BENEFIT OBLIGATION

(1) Details of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011(*)
Retirement benefit obligation	5,731	5,194
Fair value of plan assets	(5,015)	(5,207)

	716	(13)

(*)	Excess of the fair value of plan assets over retirement benefit obligation is recorded as on other asset. (Note 11)

(2) Changes of retirement benefit obligation are as follows (Unit: Korean Won in millions):

	Three months ended March 31, 2012	Year ended December 31, 2011
Beginning balance	5,194	3,544
Current service cost	374	1,354
Interest expense	56	165
Actuarial loss	25	867
Retirement benefit paid	(249)	(898)
Transfer from related parties	331	162

Ending balance	5,731	5,194

(3) Changes in plan assets are as follows (Unit: Korean Won in millions):

	Three months ended March 31, 2012	Year ended December 31, 2011
Beginning balance	5,207	3,678
Expected gain on plan assets	61	146
Actuarial loss	(7)	(23)
Employer’s contributions	—	1,985
Retirement benefit paid	(246)	(579)

Ending balance	5,015	5,207

(4) Plan assets are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Equity instruments	84	77
Deposits	4,931	5,130

	5,015	5,207

(5) The amounts recorded in profit operating income as retirement benefit plan are as follows (Unit: Korean Won in millions):

	Three months ended March 31, 2012	Year ended December 31, 2011
Current service cost	374	1,354
Interest expense	56	165
Expected gain on plan assets	(61)	(146)
Actuarial loss	32	890

	401	2,263

(6) Actuarial assumptions used in retirement benefit obligation assessment are as follows:

	March 31, 2012	December 31, 2011
Discount rate	4.35%	4.47%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	4.24%	4.24%
Future wage growth rate	5.18%	5.34%

14. OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Details of other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Other financial liabilities:
Accounts payables	1,541	2,623
Accrued expenses	25,011	25,913
Dividends payables	204,130	1,942
Withholdings	100	154

Total	230,782	30,632

Other liabilities:
Withholding taxes	1,539	1,537
Consolidated corporate taxes liabilities	1,164	1,164
Others	188	122

Total	2,891	2,823

15. CAPITAL STOCK AND SURPLUS

(1) The total number of authorized shares is as follows (Unit: Korean Won except for shares):

	March 31, 2012	December 31, 2011
Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000	5,000
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2) Details of capital surplus are as follows (Unit: Korean Won in millions)

	March 31, 2012	December 31, 2011
Capital in excess of par value	109,025	109,025
Other capital surplus	1	1

	109,026	109,026

16. HYBRID SECURITIES

The bond-type hybrid securities classified as equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	March 31, 2012	December 31, 2011
The 1st bond-type hybrid securities	Nov. 22, 2011	Nov. 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	Mar. 8, 2012	Mar. 8, 2032	5.83	190,000	—

Issuing expense				(1,593)	(990)

				498,407	309,010

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stock and then, the Company are not be required to pay interest on the hybrid securities.

17. OTHER EQUITY

As of March 31, 2012 and December 31, 2011, the Company holds 1,999 shares (14 million) of its treasury stock, respectively, acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities Co., Ltd.

18. RETAINED EARNINGS

(1) Retained earnings are as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Earned surplus reserve	1,035,849	1,005,401
Voluntary reserve	8,528,008	8,256,000
Retained earnings carried forward	496,945	504,721

	10,060,802	9,766,122

(2)	In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if provision for credit loss under K-IFRS for the accounting purpose is lower than those for the regulatory purpose required by RSFHC, the Company shall disclose such difference as regulatory planned reserve for bad debts.

(3) Regulatory reserve for bad debt is as follows (Unit: Korean Won in millions):

	March 31, 2012	December 31, 2011
Beginning balance	8	—
Planned reserve for bad debts	45	8
Ending balance	53	8

(4) Reserve provided and net income after the reserve provided are as follows (Unit: Korean Won in millions, except for earning per share):

For the three months ended March 31, 2012
Reserve provided	45
Net income after the reserve provide	501,403
Earnings per share after the reserve provided (*)	616

(*)	Earnings per share after the planned reserve provided is calculated by deducting dividends on hybrid securities from net income after the planned reserve provided.

19. NET INTEREST INCOME (EXPENSE)

Occurred interest incomes and expenses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Interest income
Interest on due from banks	890	660
Interest on loans	12	12
Interest on others	325	282

Sub-total	1,227	954

Interest expense
Interest expense on borrowings	(124)	(35)
Interest expense on debentures	(47,641)	(56,641)

Sub-total	(47,765)	(56,676)

Total	(46,538)	(55,722)

No financial asset impairment occurred for the three months ended March 31, 2012 and 2011, respectively. As a result, all interest incomes were incurred from performing financial assets.

20. NET FEES INCOME (EXPENSE)

Fee incomes and expenses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Fee income
Brand royalty income	15,036	17,813
Fee expense
Fee for legal advice	(3)	(1,421)
Other fees expense	(603)	(1,262)

Sub-total	(606)	(2,683)

Total	14,430	(15,130)

21. DIVIDEND INCOME

Dividend income is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Woori Bank	479,053	387,725
Kwangju Bank	28,213	36,912
Kyungnam Bank	7,976	50,503
Woori F&I Co., Ltd.	21,574	20,220
Woori Financial Co., Ltd.	8,108	5,078

Total	544,924	500,438

22. OTHER NET OPERATING INCOME (EXPENSE)

(1) Details of other operating incomes and expenses as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Other operating incomes:
Miscellaneous income	328	8
Other operating expenses:
Donation	(458)	(1,955)
Administrative expenses	(11,295)	(10,531)

Sub-total	(11,753)	(12,486)

Total	(11,425)	(12,478)

(2) Administrative expenses occurred are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Short term employee benefits	5,307	4,490
Retirement benefit	401	638
Fringe benefits	657	502
Traveling expenses	100	253
Operating promotion expenses	362	318
Rent	408	373
Maintenance expense	223	208
Depreciation	46	102
Amortization	1	1
Electronic data processing expense	561	513
Advertising	1,653	1,759
Taxes and dues	117	110
Insurance premiums	81	84
Others	1,378	1,180

Total	11,295	10,531

23. INCOME TAX EXPENSE (INCOME)

(1) Income tax expense (income) are as follows (Korean Won in millions):

	For the three months ended March 31
	2012	2011
Current income tax currently payable	—	—
Changes in deferred income taxes due to temporary differences (*1)	(57)	169

Income tax expense (income)	(57)	169

(*1) Deferred income tax assets at the end of period	2,215	959
Deferred income tax assets at the beginning of period	2,158	1,128

Changes in deferred income taxes due to temporary differences	57	(169)

(2) Reconciling items between income before income tax and income tax expense are as follows (Korean Won in millions):

	For the three months ended March 31
	2012	2011
Income before income tax	501,391	447,368
Tax calculated at statutory tax rate of 24.2%	121,337	108,263
Tax effect on reconciling items:
Non-taxable income (525,293 and 476,228 as of March 31, 2012 and 2011, respectively)	(127,121)	(115,221)
Non-deductible expenses (321 and 284 as of March 31, 2012 and 2011, respectively)	78	69
Others	5,649	7,058

Income tax expense (income)	(57)	169

Effective tax rate	—	0.04%

(3) Details of temporary differences and tax loss carry-forwards are as follows (Korean Won in millions):

	January 1, 2012	Decrease (*1)	Increase (*1)	March 31, 2012
Investment in subsidiaries and associates	(8,927,317)	—	—	(8,927,317)
Accrued expenses	6,775	6,775	6,236	6,236
Retirement benefit obligation	2,782	245	181	2,718
Plan assets	(2,795)	(245)	67	(2,483)
Depreciation	53	—	—	53
Dividend payable on hybrid equity	1,942	—	684	2,626
Unpaid donation	159	159	—	—
Tax loss carry-forwards	184,765	—	—	184,765

Total	(8,733,636)	6,934	7,168	(8,733,402)

Unrecognized amount (*2)	(8,742,552)			(8,742,552)
Recognized amount	8,916			9,150
Deferred tax assets	2,158			2,215

	January 1, 2011	Decrease (*1)	Increase (*1)	December 31, 2011
Investment in subsidiaries and associates	(8,927,317)	—	—	(8,927,317)
Accrued expenses	3,673	3,673	6,775	6,775
Retirement benefit obligation	2,426	642	998	2,782
Plan assets	(2,609)	(642)	(828)	(2,795)
Depreciation	(166)	2	221	53
Provisions	1	1	—	—
Others	1,435	1,435	—	—
Dividend payable on hybrid equity	—	—	1,942	1,942
Unpaid donation	—	—	159	159
Tax loss carry-forwards	241,730	56,965	—	184,765

Total	(8,680,827)	62,076	9,267	(8,733,636)

Unrecognized amount (*2)	(8,685,587)			(8,742,552)
Recognized amount	4,760			8,916
Deferred tax assets	1,128			2,158

(*1)	Reflected the adjustment based on the reported tax returns.
(*2)	Deferred income tax liabilities arising from the temporary differences of 8,927,317 million Won of investments in subsidiaries and associates as of March 31, 2012 and December 31, 2011, respectively, were not recognized where the Company is able to control the timing of the reversal of the difference and it is uncertain that the reversal will not occur in the foreseeable futures. Also, deferred income tax assets were not recognized for the uncertainty of realizing loss carry-forwards of 184,765 million Won as of March 31, 2012 and December 31, 2011, respectively.

(4)	Deductible tax loss carry forwards are as follows (Korean Won in millions):

Year incurred	Incurred (*1)	Expired	Remained	Expiration Date
2008	12,562	—	12,562	December 31, 2013
2009	172,203	—	172,203	December 31, 2019 (*2)

	184,765	—	184,765

(*1)	Reflects adjustments based on reported tax returns.
(*2)	As a result of revision on the Corporate Income Tax Law, expiration of unused tax loss carry-forward has extended to 10 years.

(5)	The Company recorded the consolidated corporate taxes liabilities and the consolidated corporate taxes assets amounting to 289,720 million Won and 201,361 million Won to be paid on behalf of the subsidiaries as of March 31, 2012 and December 31, 2011, respectively.

24. EARNINGS PER SHARE (EPS)

Basic EPS is calculated by earnings subtracting the dividends paid to holders of preferred stock and hybrid securities from the net income attributable to ordinary shareholders from the statements of comprehensive income and dividing by the weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	For the three months ended March 31
	2012	2011
Net income on common shares	501,448	447,199
Dividend on hybrid securities	(5,265)	—
Net income attributable to common shareholders	496,183	447,199
Weighted average number of common shares outstanding	806,013,341 shares	806,012,779 shares
Basic EPS	616	555

Meanwhile, as there is no dilution effect for the three months ended March 31, 2012 and 2011, respectively, the Company’s diluted EPS is equal to its common earnings per share.

25. INSURANCE

As of March 31, 2012, the Company carries director and officer liability insurance and property insurance with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverages are 50,000 million Won and 488 million Won, respectively.

26. RELATED PARTY TRANSACTIONS

Significant balances as of March 31, 2012 and December 31, 2011and major transactions for the three months ended March 31, 2012 and 2011 between the Company and its subsidiaries, jointly controlled entities or associates are as follows:

(1) Related parties

Government related entity	Consolidated subsidiaries	Jointly controlled entities and associates
Korea deposit insurance corporation	Woori Bank, Kyongnam Bank, Kwangju Bank, Woori FIS Co., Ltd., Woori F&I Co., Ltd., Woori Investment Securities Co., Ltd., Woori Asset Management Co., Ltd., Woori Private Equity Co., Ltd., Woori Financial Co., Ltd., Woori FG Savings Bank, Woori Credit Information Co., Ltd., Woori America Bank, Woori Global Markets Asia Ltd., Woori China Bank, Woori Russia Bank, P.T. Bank Woori Indonesia, Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Futures Co., Ltd., Woori Investment Securities Int’l Ltd., Woori Investment Securities (H.K.) Ltd., Woori Investment Securities America Inc., MARS First Private Equity Fund, MARS INS First, MARS Second Private Equity Fund, Woori Investment Asia PTE Ltd., Woori Absolute Partners PTE Ltd., Woori Absolute Global Opportunity Fund, LG Investment Holding B.V. (Amsterdam) GG, Connacht Capital Market Investment, Woori Korindo Securities Indonesia, Woori CBV Securities Corporation, Woori Absolute Return Investment Strategies Fund, Kumho Investment Bank Co., Ltd., Sahn Eagles LLC, Two Eagles LLC, Woori EL Co., Ltd., Woori Investment Advisory Co., Ltd., (Beijing), Kofc Woori Growth Champ Private Equity Fund, Woori AMC Co., Ltd., Woori Private Equity Fund, Woori Giant First Co., LLC. Woori Bank principal and interest Trust and 2 principal and interest trusts, TY Second Asset Securitization Specialty and 48 SPCs, Woori Heritage Longshort Private Equity trusts I and 48 beneficiary certificates.	Woori Aviva Life Insurance Co., Ltd., Korea Credit Bureau Co., Ltd., Woori Service Networks Co., Ltd., Korea Finance Security Co., Ltd., Kumho Tires Co., Ltd., LIG E&C Co., Ltd, Hyunjin Co., Ltd, Chungdo Woori Century Security Corp, Ltd., Phoenix Digital Tech Co., Ltd., Woori Renaissance Holdings, Bonghwang Semiconductor Yuhan Gongsa, Seoul Lakeside Co., Ltd., Woori Blackstone Korea Opportunity Private Equity Fund I, ChinHung International, Inc. United PF 1st Corporate Financial Stability, Woori SB Fifth Asset Securitization Specialty and 16 SPCs.

(2)	Receivables and payables with consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		March 31, 2012	December 31, 2011
Receivables	Woori Bank	34,503	34,178	Leasehold deposits
		673,752	33,538	Cash and cash equivalents
		353	53	Interest receivables
		1,672	1,997	Prepaid expenses
		269,487	197,939	Consolidated corporate taxes assets
		27	—	Receivables
	Kyongnam Bank	7,976	—	Cash and cash equivalents
		1	—	Interest receivables
		7,438	—	Consolidated corporate taxes assets
	Kwangju Bank	28,213	—	Cash and cash equivalents
		3	—	Interest receivables
		3,171	—	Consolidated corporate taxes assets
	Woori FIS	786	785	Consolidated corporate taxes assets
		47	—	Receivables
	Woori PE	536	368	Consolidated corporate taxes assets
	Woori Asset Management	191	—	Consolidated corporate taxes assets
	Woori Financial	1,000	1,000	Loans
		4	4	Interest receivables
		8,108	—	Receivables
	Woori F&I	4,678	—	Consolidated corporate taxes assets
	Woori Investment Securities	37	—	Receivables
	Woori Credit Information	878	560	Consolidated corporate taxes assets
	Woori AMC	3,119	2,305	Consolidated corporate taxes assets
	Woori FG Savings Bank	600	569	Consolidated corporate taxes assets

		1,046,580	273,296

Payables	Woori Bank	215	483	Accounts payables
		5,015	5,207	Retirement plan assets
		13	—	Accounts payables
	Woori F&I	780	780	Consolidated corporate taxes liabilities
	Woori Asset Management	382	382	Consolidated corporate taxes liabilities
	Woori FIS	199	179	Accounts payables
	Woori Fund Service	2	2	Consolidated corporate taxes liabilities

		6,606	7,033

(3) Receivables and payables with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		March 31, 2012	December 31, 2011
Receivables	Woori Aviva Life Insurance Co., Ltd.	1,835	1,460	Receivables

(4)	Transactions with consolidated subsidiaries (Unit: Korean Won in millions):

		For the three months ended March 31
		2012	2011
Revenues	Woori Bank	11,636	14,731	Brand royalty income
		886	603	Interest on deposits
		325	282	Interest related to leasehold deposits
		479,053	387,725	Dividends
		72	—	Other operating income
	Kyongnam Bank	436	350	Brand royalty income
		1	33	Interest on deposits
		7,976	50,503	Dividends
	Kwangju Bank	289	235	Brand royalty income
		3	24	Interest on deposits
		28,213	36,912	Dividends
	Woori Financial	147	97	Brand royalty income
		12	12	Interest on loans
		8,108	5,078	Dividends
	Woori FIS	145	107	Brand royalty income
		94	—	Other operating income
	Woori F&I	26	17	Brand royalty income
		21,574	20,220	Dividends
	Woori Investment & Securities	1,944	2,096	Brand royalty income
		81	—	Other operating income
	Woori Asset Management	18	17	Brand royalty income
	Woori PE	4	2	Brand royalty income
	Woori Futures	24	—	Brand royalty income
	Woori AMC	8	—	Brand royalty income
	Woori Credit Information	18	—	Brand royalty income

		561,093	519,044

Expenses	Woori Bank	203	188	Maintenance expenses
		325	282	Rent
		(28)	76	Retirement benefit
		33	—	Service fees
		106	—	Other fees
Woori FIS		499	446	Service fees

		1,138	992

(5) Transactions with related parties other than consolidated subsidiaries are as follows (Unit: Korean Won in millions):

		For the three months ended March 31
		2012	2011
Revenues	Woori Aviva Life Insurance Co., Ltd.	341	161	Brand royalty income

(6) Compensation to managements are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2012	2011
Short-term employee benefit	1,034	1,083
Retirement benefit	52	72

	1,086	1,155

27. STATEMENTS OF CASH FLOW

The significant transactions without cash flows are as follows (Unit: Korean Won in million):

	For the three months ended March 31
	2012	2011
Dividend payable	202,188	201,503

28. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1) Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and KDIC have entered into agreements to implement management improvement plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements capital ratio, Return on Assets, General and administrative ratio, Non-performing loan rate and Adjusted operating income per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2) Since July 2, 2001, the Company and KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3) In addition to the agreement on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and Implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.